United States Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of November 2005
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

BRGAAP Press Release

BRGAAP Financial Pages

Equity Investee Information 09/30/2005

Signature Page

BR GAAP

BOVESPA: VALE3, VALE5
NYSE: RIO, RIOPR
LATIBEX: XVALO, XVALP

www.cvrd.com.br
rio@cvrd.com.br
Investor Relations
Department
Roberto Castello Branco
Alessandra Gadelha
Barbara Geluda
Daniela Tinoco
Eduardo Mello Franco
Fabio Lima
Tel: (5521) 3814-4540

SUSTAINING PROFITABLE GROWTH
CVRD’s performance in the third quarter of 2005 (3Q05)

Rio de Janeiro, November 9, 2005 – Companhia Vale do Rio Doce (CVRD) has been showing excellent financial and operational performance, reaching and exceeding several existing records in the last few quarters. Past investment, together with significant gains in productivity, have resulted in record sales, with new records being set in this quarter for the shipment of iron ore, pellets and potash, as well as in the general cargo transported and port operations.
CVRD is operating at full capacity in most of its units and every ton produced is being shipped to its clients.
Despite the cost pressures provoked by the economic cycle and the significant appreciation in the Brazilian Real, profit margins continue significantly higher than the historic average, while cash generation has been sufficient to finance a huge investment program, as well as providing a considerable return on capital for the shareholders. At the same time, the Company has reported strong growth in its balance sheet.
▪	Iron ore and pellet shipments of 63.977 million tons, with shipments amounting to 184.578 million tons in the first nine months of the year.

▪	Record potash sales of 197,000 tons, with sales of 464,000 tons accumulated in the period to the end of September.

▪	General cargo carried for clients by CVRD railroads, of 8.242 billion net ton kilometres (ntk), exceeding the previous record of 7.952 billion ntk. CVRD’s railroads transported 22.006 billion ntk of general cargo in 9M05.

▪	Record levels of cargo handled for clients at the Company’s ports, of 8.315 million tons, corresponding to 22.908 million tons for the first nine months of 2005.

The financial and operational information contained in this press release, except where otherwise indicated, was consolidated in accordance with Brazilian generally accepted accounting principles (Brazilian GAAP). According to the criteria of Brazilian GAAP, those companies in which CVRD has effective control, or shared control as defined by shareholders agreement, are included in the consolidated figures. In the instances where CVRD has effective control, the consolidation is carried out on a 100% basis and the difference between this amount and the percentage of CVRD’s equity stake in the subsidiary is discounted at the minority shareholding line. CVRD’s main subsidiaries are Caemi, Alunorte, Albras, RDM, RDME, RDMN, Urucum Mineração, Docenave, Ferrovia Centro-Atlântica (FCA), Rio Doce Europa, Itaco, CVRD Overseas and Rio Doce International Finance. For companies in which control is shared, the consolidated figures are proportional to the equity stake held by CVRD in each company. The main companies in which CVRD has shared control are MRN, Valesul, Kobrasco, Nibrasco, Hispanobras, Itabrasco, GIIC, Samarco and CSI.

BR GAAP
▪	Gross revenues of R$ 9.042 billion, up 14.0% on 3Q04. From the period January to September 2005, gross revenues totalled R$ 26.146 billion, up 23.1% on the same period a year earlier.

▪	Consolidated exports for the period January to September 2005, of US$ 5.010 billion, up 20.1% compared to the same period in 2004. CVRD’s sales to external markets in 2005 reinforced the Company’s position as Brazil’s largest private sector exporter.

▪	Net exports (exports less imports) in the first nine months of 2005, of US$ 4.501 billion, up 28.4% on the figure reported in 9M04. CVRD’s contribution to Brazil’s trade balance continues to be extremely significant, accounting for 13.8% of the national trade surplus of US$ 32.664 billion recorded in this period.

▪	Operating profit, as measured by EBIT (earnings before interest and tax), of R$ 3.765 billion, up 24.4% on 3Q04, totalling R$ 10.897 billion for the first nine months of this year.

▪	EBIT margin of 42.8%, 260 basis points higher than EBIT margin in 3Q04.

▪	Cash generation, as measured by EBITDA (earnings before interest, tax, depreciation and amortization) of R$ 4.318 billion, 26.0% up on 3Q04.

▪	EBITDA for the 12-month period ending on September 30, 2005, amounted to R$ 15.503 billion, 26.6% higher than reported for the year 2004, of R$ 12.249 billion.

▪	Net earnings of R$ 2.711 billion, corresponding to R$ 2.35 per share, up 18.1% when compared to 3Q04. In the first nine months of the year, net earnings amounted to R$ 7.806 billion, R$ 6.78 per share, up 58.2% compared to the earnings in the same period last year of R$ 4.933 billion.

▪	Return on equity (ROE) in 3Q05 of 35.9%, compared to 38.3% in 2Q05.

▪	Investments[1] in 3Q05 of US$ 917 million, and US$ 2.309 billion for the period January to September 2005.
SELECTED FINANCIAL INDICATORS

					R$ million
	3Q04	2Q05	3Q05	9M04	9M05
Gross operating revenues	7,932	10,051	9,042	21,236	26,146
Exports (US$ million)	1,484	1,951	1,723	4,170	5,010
EBIT	3,026	4,756	3,765	7,773	10,896
EBIT margin (%)	40.2%	49.8%	42.8%	37.4%	43.5%
EBITDA	3,427	5,334	4,318	9,246	12,500
Net earnings	2,296	3,479	2,711	4,933	7,805
Net earnings per share (R$)	1.99	3.02	2.35	4.29	6.78
Capex (US$ million)	424.0	821.3	917.0	1,270.3	2,308.6

[1]	according to the generally accepted accounting principles in the United States (US GAAP)
OUTLOOK FOR THE BUSINESS
Global economic growth remains on track, in spite of the continuing high prices of crude oil and refined oil products that contribute to increases in production costs bringing some uncertainty over the future.
World economic expansion has undergone some variations since 2003, but these were not enough to deflect it from a path of expansion higher than the long-term trend. After a surge in the end of 2003 and the beginning of 2004, global growth slowed down somewhat, converging to levels below than the 6% posted during that period. Expansion picked up again in 1Q05, before another soft patch driven by the global inventories cycle.

BR GAAP
Nevertheless, in 3Q05 industrial production and international trade again expanded firmly. Also, leading indicators for manufacturing industry – important for the demand for ores and metals – showed significant strength.
The global Purchasing Managers’ Index (PMI) for manufacturing industry, computed by JP Morgan, reached a 13-month peak in October, consistent with a manufacturing output growth rate of 6% p.a. The figures indicate balanced growth across the regions, with increases in the Euro Zone, principally in Germany, its leading economy, and Japan, where the manufacturing PMI is the highest since September 2004 and 2005, respectively. In the US there was a slight decrease in October, but after a very high level in the previous months.
Long-term interest rates, in spite of some recent volatility, continue to be very low, and stock markets have been strong, stimulated by companies’ increasing profits and more solid balance sheets. Credit spreads, as well as premiums demanded on long-term debt securities, are now tight in comparison with historic averages.
Oil prices, after a peak in nominal terms in August reflecting market nervousness on the impact of hurricanes in the US, have fallen during the last two months.
In 3Q05, the US economy grew at an annual rate of more than 3% for the tenth quarter running, in spite of the effects of Hurricane Katrina.
Increased oil prices led to US monthly inflation in September being the highest since 1980, with the 12-month inflation reaching 4.7%. However, core inflation is at 2% p.a. We expect the US Federal Reserve to take monetary policy on a less expansionary course, continuing to increase short-term interest rates to attempt to avoid secondary pass-through effects on domestic prices from the high prices of oil and oil products. The short-term real interest rate in the US is still close to zero even after the increases of 300 basis points in the nominal rate between June 2004 and October 2005.
The Chinese economy posted annualized GDP growth above 9% for the ninth consecutive quarter. Industrial production growth stabilized at 16% p.a. since 2Q05, while fixed assets investments, an important leading indicator for steel consumption, show an annual growth rate of 27%.
Since urbanization is still low in China, similar to Brazil’s level of 45 years ago, and since its manufacturing industry has not yet reached the capital-intensive production stage, there is significant potential for expansion of demand for ore and metals over the next 10 to 15 years.
China’s economic development, intensive in metals consumption – a long-term phenomenon – is a key difference between the current expansion cycle and those of the 1980s and ’90s, when the demand for mineral products depended basically upon fluctuations in mature economies, which were more exposed to cyclical fluctuations and where the importance of manufacturing industry output is naturally declining.
On the other hand, the investment cycle in the ores and metals industry, which began a pickup in 2003 after the contraction that followed the South East Asian crisis, that caused significant increase in costs of equipment and engineering services and in the time taken to conclude new projects. This has two important consequences: the first is the lengthen of the cycle, as supply responds more slowly to the context of higher prices; and the second is that the attractiveness of new projects requires higher long term prices.

BR GAAP
Forecasts of an excess in supply of metals in the second half of 2005 did not materialize. On the contrary, inventories of aluminum and copper diminished in September and October. Copper prices have tested the barrier of US$ 4,000/ton, unprecedented in the last 20 years, and aluminum prices are again varying around US$ 2,000/ton, level reached in the March of this year, and highest since January 1995.
With firm indications of industrial production growth worldwide in the coming quarters, low inventory levels, and the absence of any projects adding significant increment in the supply of copper concentrate, this situation is very likely to continue.
In aluminum, China’s increased production has called for higher imports of alumina and this has been a determining factor in the current excess global demand, reflected in a significant raise in spot prices, now above US$ 500/ton, more than double their levels of 2001-2. We do not expect this imbalance to be corrected in the next 24 months.
World steel production was 6.3% up year-on-year in 9M05, led strongly by China, where production rose 27.4%. Chinese production is now more than 31% of world production, and exceeds the aggregate production of Europe of the 25 and the NAFTA countries.
China’s iron ore imports in 9M05 were 198.9 million tons, 31.7% more than in 9M04. In the context of the stability of demand in the rest of the world, the increase of almost 50 million tons in Chinese imports is a good indicator of the substantial pressure of the global demand.
The existence of a spot iron ore market provides short-term signals on the degree of balance between supply and demand. The change in estimated spot transactions from 4% of seaborne trade in 2003 to 9%, and the persistence of prices higher than those in the long-term contract market gives us a good indication of continuation of the excess demand for iron ore. This information is even more important if we consider that this is happening in an environment in which inventories continue to be low, without any signal of increase, and in which the iron ore industry has been working at full capacity since the second half of 2003.
Among the products for which global demand benefits most strongly from China’s economic growth are those, such as iron ore, alumina (bauxite), copper concentrate and nickel, in which reserves are limited in volume and/or quality – precisely the markets in which CVRD either has an excellent existing position (iron ore and alumina) or is investing to become one of the largest global players (copper and nickel).
RELEVANT EVENTS
•	Consolidation of the investment grade rating
After the upgrade by Moody’s Investor Service of CVRD’s credit risk from Ba1 to Baa3, corresponding to investment grade, this rating was confirmed by two other important rating agencies, Standard & Poor’s Rating Services with a BBB rating, and Dominion Bond Rating Services, with a rating of BBB low.
As a result, besides being the first Brazilian company to receive an investment grade rating, CVRD is the only Brazilian company classified as investment grade by three of the world’s most important rating agencies.

BR GAAP
These decisions consolidate market perception on CVRD’s high quality credit risk.
•	New tranche of CVRD 2034 issued
In October, CVRD issued US$ 300 million in bonds due 2034 – making up a single series with its US$ 500 million 2034 issued on January 15, 2004.
Purchase offers from investors were more than twice supply. The placement, which provides an yield to investor of 7.65% per year, will lead to magnifying the market liquidity of CVRD 2034 and lengthening the average maturity of the Company’s debt. This issuance is in line with the strategic aim of minimizing the Company refinancing risk while at the same time strengthening the positive perception of CVRD’s credit quality by the global capital markets.
•	Acquisition offer for Canico
In September, CVRD made an offer for the acquisition of all the common stock of the Canadian mining exploration company Canico Resource Corp (Canico) for CAN$17.50 (Canadian dollars) per common share, to be paid in cash.
Canico focuses on the development of the Onça Puma lateritic nickel project in the Brazilian state of Pará. Due to the location of Canico’s sole asset and existing efficient infrastructure in Carajás, also in the state of Pará, Brazil, there are significant synergies to be exploited.
•	Investment in new pelletizing plants
A US$ 759 million investment by CVRD’s subsidiary Caemi in its Itabiritos project was approved.
The project consists of construction of a pelletizing plant (US$ 462 million) at Vargem Grande, in the state of Minas Gerais, Brazil, with nominal production capacity of 7 Mtpy, an iron ore concentration plant at the Pico mine (US$ 282 million) and a 4-km iron ore pipeline (US$ 15 million), to carry the ore between these two operational units. Operational start-up is scheduled for 2008.
At the same time CVRD approved the development of the third pelletizing plant of Samarco, at Ponta Ubu, in the state of Espírito Santo, for an estimated investment of US$ 1.183 billion, to increase its current pellet production capacity by 7.6 Mtpy to 21.6 Mtpy.
Of this total, US$ 518 million will be invested in the pelletizing plant, US$ 240 million in an iron ore concentration plant at the Alegria mine, and US$ 300 million in an iron ore pipeline parallel to the existing one, linking these two units – the remainder being invested in the mine and in expansion of the shipment and storage capacity. This operation is scheduled to start-up in the first half of 2008.
CVRD holds 50% of Samarco, which represents an integral part of its business strategy in pellets.
•	Development of the 118 project approved
In October, CVRD’s Board of Directors approved the investment to develop the 118 oxide copper project. The estimated cost is US$ 232 million, with start-up planned for first half 2008. Estimated average production capacity is 36,000 tpy of copper cathode, with forecast useful life of 11 years.

BR GAAP
The project has synergies with the Sossego mine, through the utilization of this mine’s deposit of oxide ore in its processing plant, and with the Vermelho nickel project, through the use of the sulfuric acid plants.
•	Further expansions of bauxite and alumina output capacity
In line with the strategic focus on upstream in the aluminum production chain, in which CVRD has strong competitive advantages, the Board of Directors approved expansion of the Paragominas bauxite mine and Alunorte’s alumina refinery – both in the state of Pará, Brazil.
US$ 196 million will be invested in the second phase of Paragominas, which will add 4.5 Mtpy of bauxite to the 5.4 Mtpy capacity of the first phase, currently under development. Conclusion of the first phase is set for 1Q07, and of the second phase for 2Q08.
The construction of stages 6 and 7 of Alunorte, each with production capacity of 925,000 tpy of alumina, will require investment of US$ 846 million. This project is expected to be concluded in 2Q08, when the refinery will reach nominal capacity of 6.26 Mtpy.
•	Dividends
The priorities for use of the Company’s cash flow are: financing of the growth opportunities that generate value, appropriate management of the balance sheet, and return to shareholders. A total of US$ 1.3 billion was distributed to shareholders this year, and of US$ 3.4 billion in the last four years.
On October 31, 2005, CVRD paid dividends to its shareholders consisted of R$ 1.8 billion, equivalent to R$ 1.57 per common or preferred outstanding share. This amount corresponds to the second portion of the minimum dividend announced in January of R$ 1.1 billion together with the additional dividend proposed in September of R$ 678 million.
In 2005 CVRD has paid R$ 3.09 billion to its shareholders, or R$ 2.68 per common or preferred outstanding share, an increase of 36% over the amount paid in 2004 and representing average annual growth of 39% since 2002.
GROSS REVENUES OF R$ 9.042 BILLION
CVRD’s gross revenue in 3Q05 amounted to R$ 9.042 billion, 14.0% higher than that reported in 3Q04, of R$ 7.932 billion, being the second-highest in the Company’s history. The increase in the prices of products sold by CVRD contributed R$ 2.885 billion to this revenue growth. On the other hand, the appreciation of the Brazilian Real against the US dollar during these quarters, of 21.3%, had a negative impact on the Company’s gross revenue of R$ 1.676 billion, considering that 86% of revenues are denominated in US dollars.
The retroactive effect of the iron ore and pellet price increases on revenues in 3Q05 amounted to R$ 52 million, while in 2Q05 the effect was R$ 779 million. Disregarding these effects, gross revenues in 2Q05 and 3Q05 would have been, respectively, R$ 9.272 billion and R$ 8.990 billion.
Sales of iron ore accounted for 70.6% of CVRD’s total revenue in 3Q05, while non-ferrous minerals accounted for 4.7%. The aluminum chain accounted for 10.6% of the Company’s gross revenues, logistics services 10.4%, and steel products, 3.8%.

BR GAAP
Brazil accounted for the largest slice of CVRD’s sales in 3Q05, amounting to 23.6% of gross revenue. Shipments to Europe accounted for 27.1% of revenues in the quarter, of which Germany received the most, accounting for 8.1% of total sales. Sales to Asia accounted for 30.8%, China accounting for 15.8% of Company’s total sales.
In the first nine months of 2005, gross revenues generated by CVRD amounted to R$ 26.146 billion, 23.1% higher than the R$ 21.236 billion reported for the same period in 2004.
•	Ferrous minerals – record sales of iron ore
Sales of iron ore and pelets in 3Q05 amounted to a record 63.977 million tons, composed by 55.203 million tons of iron ore and e 8.774 million tons of pellets.
In the first nine months of 2005, CVRD sold 157.331 million tons of iron ore, up 17.845 million tons compared to the same period last year and 3.159 million tons more than the whole of 2003.
As demand for iron ore continues extremely tight, a large proportion of the shipment growth was due to gains in productivity achieved in the production complexes of the Southern System. As well as a good operational performance, the start-up of operations at the Fábrica Nova mine was fundamental in providing the additional capacity for the Company to expand its sales.
In 3Q05, CVRD purchased 4.613 million tons of iron ore from third parties — mining companies located in the Iron Quadrangle, in the state of Minas Gerais, Brazil — to supplement its production and meet the demands of its clients. In this same quarter, CVRD’s iron ore production set a new record of 63.168 million tons. In the first nine months of the year, purchases from third parties totalled 13.109 million tons, up 11.9% on the amount purchased in the same period in 2004, of 11.710 million tons of iron ore.
A temporary occurrence – problems with the port terminal of a US client caused by Hurricane Katrina – caused a reduction in pellet sales in 3Q05, to 8.774 million tons, compared to pellet sales of 10.160 million tons in 3Q04. Pellet sales in 9M05 totalled 27.247 million tons, compared to 30.013 million in the same period in 2004.
19.375 million tons of iron ore and pellets were shipped to Europe, 30.3% of the total. 6.293 million tons were sold to Germany, 3.028 million tons to France and 3.089 million tons to Italy. China, CVRD’s largest buyer, accounted for 14.852 million tons, 23.2% of the total and Japan for 6.240 million tons, 9.8% of the total.
Sales to Brazil amounted to 11.568 million tons, which represented 18.1% of the overall sales total. Of this amount, 8.722 million tons were sold to the steel industry and pig iron producers, while 2.846 million tons were sold to the pellet joint ventures, which after being transformed into pellets, were then exported.
Gross revenues generated by iron ore shipments amounted to R$ 4.463 billion, while pellet shipments generated R$ 1.625 billion. Together, the revenues obtained from the sales of these two products represented 67.3% of the Company’s total revenue in 3Q05. The retroactive effect of the iron ore and pellet price increase in 3Q05 amounted to R$ 52 million, while in 2Q05 a difference of R$ 779 million was accounted for as a result of the increase.

BR GAAP
Revenues obtained from the operation of pelletizing joint ventures in Tubarão amounted to R$ 19 million.
Manganese sales in 3Q05, amounted to 271,000 tons, 13.4% less than in 3Q04. Comparing manganese sales in 3Q05 with those in 2Q05, there was an increase of 77,000 tons.
Sales of ferro-alloys, of 136,000 tons, were in line with the volume sold in the same quarter in 2004, but 9.9% lower than in 2Q05. The drop in volume sold had been already expected, due to the temporary shutdown of the equivalent of one third of CVRD’s total ferro-alloy production capacity from August this year, which resulted in a 15% drop in production in 3Q05, compared to the previous quarter.
Revenues from the sale of manganese in 3Q05 amounted to R$ 49 million, while sales of ferro alloys generated revenues of R$ 226 million.
Ferro-alloy prices have already started to show signs of stabilization, it being possible to observe some recovery from September, due to the market’s reaction to the shrinkage in global production.
In 3Q05, ferrous minerals – iron ore, pellets, manganese ore and ferro-alloys – were responsible for 70.6% of the Company’s total revenues, of R$ 6.381 billion.
•	Bauxite, alumina and primary aluminum
Given the stabilization of the production capacity in the short term, there were no remarkable changes in the quarterly sales volumes of bauxite, alumina and aluminum.
In 3Q05, bauxite sales amounted to 1.422 million tons, down 7.0% compared to 3Q04, but practically in line with the sales in the previous quarter. The drought in the Amazon region harmed the navigation through Trombetas river, negatively affecting bauxite shipments. Since the raining season starts in the last quarter of the year, this problem was already eliminated.
Alumina sales amounted to 504,000 tons in 3Q05, almost the same as the volume in 3Q04, but 37.3% higher than that sold in 2Q05. With the Alunorte refinery operating at full capacity and producing at a rate of 2.5 million tons a year, the fluctuation in the volume sold in each quarter was basically caused by the use of swaps with other producers, with the aim of maximizing sales profitability.
The quantity of primary aluminum sold, 122,000 tons in 3Q05, was 6.1% higher than the sales recorded in 3Q04, but the same as that sold in 2Q05.
In 3Q05, gross revenue generated by the sale of products in the aluminum chain amounted to R$ 955 million, 10.6% of the Company’s total gross revenue.
•	Copper
In 3Q05, sales of copper concentrate amounted to 96,000 tons, 9,000 tons less than the amount sold in 2Q05, but the same as that sold in 3Q04. Sales accumulated in the first nine months of 2005 amounted to 286,000 tons.
Copper production from the Sossego mine continues to be below nominal capacity, due to the delay in the delivery of drilling machines: of the four ordered, only one

BR GAAP
is in service. Once the new equipment comes into operation, being more suited to the type of rock found at Sossego, we expect the rate of production, and consequently sales, to increase from 1Q06.
The higher prices compensated for the effect of the lower volume sold in 3Q05 on revenues. In this quarter, total revenue from the shipment of copper concentrate amounted to R$ 214 million, bringing the total for 9M05 to R$ 643 million.
•	Industrial minerals
In 3Q05, kaolin sales amounted to 280,000 tons, compared to 303,000 tons in the previous quarter and 318,000 tons in 3Q04. The drop in volume was partially due to the postponement of a shipment of 18,000 tons to Japan, from the end of September to October, due to problems with the vessel involved. Sales of this product generated gross revenues of R$ 99 million.
Sales of potash, of 197,000 tons, were 52.7% higher than the sales reported in 2Q05, and 22.4% higher than in 3Q04. The seasonal effect as a result of the harvest planting was responsible for the increase in demand, which was partly met by the use of stock that had been accumulated at the beginning of this year. Production capacity at the Taquari-Vassouras potash mine has been increased from 600,000 tons to 850,000 tons a year, and from 2006 the mine should be operating at full capacity. Gross revenue from the potash sales in 3Q05 amounted to R$ 111 million.
Gross revenue obtained from the sales of potash and kaolin in the first nine months of 2005, amounted to R$ 581 million.
•	Logistics services
In 3Q05, logistics services generated gross revenue of R$ 938 million – 10.4% of the Company’s total revenue, up 10.6% on 2Q05, and up 17.4% compared to 3Q04. In the first nine months of this year, gross revenues from logistics services amounted to R$ 2.510 billion, an increase of 12.3% when compared to revenues in the same period a year earlier, of R$ 2.236 billion.
General cargo carried by CVRD railroads contributed with revenues of R$ 694 million, while port services produced R$ 142 million, and coastal shipping and port support services R$ 102 million.
In 3Q05 CVRD’s railroad network transported 8.242 billion ntk of general cargo, a new record and up 3.7% on 3Q04, during which period the network recorded 7.952 billion ntks. The main cargo transported consisted of agricultural products, 39.1% of the total, steel industry inputs and products, 37.0%, and building materials and forestry products, 6.9%. For the first time, the transport of agricultural products exceeded that of products in the steel production chain, as a consequence of the movement of goods from the harvest and CVRD’s exploitation of its growth potential.
The Company’s ports and maritime terminals handled 8.315 million tons of general cargo, compared to 7.454 million tons in 3Q04.

BR GAAP
SALES VOLUME – IRON ORE AND PELLETS

								thousand tons
	3Q04%		2Q05%		3Q05%		9M05%
Iron ore	50,872	83	52,969	86	55,203	86	157,331	85
Pellets	10,160	17	8,748	14	8,774	14	27,247	15
Total	61,032	100	61,717	100	63,977	100	184,578	100
SALES VOLUME – ORES AND METALS

					thousand tons
	3Q04	2Q05	3Q05	9M04	9M05
Manganese	313	194	271	679	663
Ferro alloys	133	151	136	430	423
Copper concentrate	96	105	96	130	286
Potash	161	129	197	465	464
Kaolin	318	303	280	896	863
Bauxite	1,530	1,401	1,422	3,900	4,056
Alumina	508	367	504	1,312	1,335
Aluminum	115	123	122	358	367
LOGISTICS SERVICES

	3Q04	2Q05	3Q05	9M04	9M05
Railroads (million ntk)	7,952	7,755	8,242	21,408	22,006
Ports (thousand tons)	7,454	8,280	8,315	21,787	22,908
VOLUME SOLD BY DESTINATION – IRON ORE AND PELLETS

								million tons
	3Q04%		2Q05%		3Q05%		9M05%
Asia	22.8	37.4	22.5	36.5	26.0	40.6	71.2	38.6
China	12.1	19.8	12.3	19.9	14.9	23.3	38.7	21.0
Japan	5.4	8.9	6.6	10.7	6.2	9.7	18.6	10.1
South Korea	3.2	5.2	1.3	2.1	2.9	4.5	6.7	3.6
Emerging Asia (ex-China)	2.1	3.4	2.3	3.7	2.0	3.1	7.2	3.9
Europe	19.6	32.1	20.6	33.4	19.4	30.3	58.0	31.4
Germany	6.8	11.1	6.5	10.5	6.3	9.8	18.7	10.1
France	3.2	5.2	3.0	4.9	3.0	4.7	8.6	4.7
Italy	2.3	3.8	3.4	5.5	3.1	4.8	8.7	4.7
Others	7.3	12.0	7.7	12.5	7.0	10.9	22.0	11.9
Brazil	11.2	18.4	11.4	18.5	11.6	18.1	34.2	18.5
USA	1.1	1.8	1.1	1.8	0.9	1.4	3.3	1.8
RoW	6.3	10.3	6.1	9.9	6.1	9.5	17.9	9.7
Total	61.0	100.0	61.7	100.0	64.0	100.0	184.6	100.0

BR GAAP
GROSS REVENUES – BY PRODUCT

								R$ million
	3Q04%		2Q05%		3Q05%		9M05%
Iron ore and pellets	4,331	54.6	7,015	69.8	6,087	67.3	17,023	65.1
Iron ore	3,133	39.5	5,072	50.5	4,463	49.4	12,288	47.0
Pellets	1,199	15.1	1,943	19.3	1,625	18.0	4,735	18.1
Pelletizing plants operation services	17	0.2	13	0.1	19	0.2	53	0.2
Manganese and ferro-alloys	594	7.5	443	4.4	275	3.0	1,216	4.7
Copper concentrate	196	2.5	229	2.3	215	2.4	643	2.5
Potash	103	1.3	76	0.8	111	1.2	267	1.0
Kaolin	126	1.6	111	1.1	99	1.1	314	1.2
Aluminum	1,081	13.6	928	9.2	955	10.6	2,923	11.2
Logistics	799	10.1	848	8.4	938	10.4	2,510	9.6
Railroads	566	7.1	631	6.3	694	7.7	1,831	7.0
Ports	117	1.5	123	1.2	142	1.6	379	1.4
Shipping	117	1.5	94	0.9	102	1.1	301	1.2
Steel products	670	8.4	379	3.8	340	3.8	1,171	4.5
Others	15	0.2	11	0.1	3	0.0	25	0.1
Total	7,932	100.0	10,051	100.0	9,042	100.0	26,145	100.0
GROSS REVENUES – BY DESTINATION

								R$ million
	3Q04%		2Q05%		3Q05%		9M05%
Brazil	1,779	22.4	2,323	23.1	2,132	23.6	6,220	23.8
USA	986	12.4	715	7.1	560	6.2	2,019	7.7
Europe	2,287	28.8	3,027	30.1	2,452	27.1	7,306	27.9
Japan	635	8.0	841	8.4	795	8.8	2,233	8.5
China	960	12.1	1,129	11.2	1,430	15.8	3,395	13.0
Emerging Asia (ex-China)	490	6.2	548	5.4	560	6.2	1,536	5.9
Rest of the World	795	10.0	1,470	14.6	1,114	12.3	3,438	13.1
Total	7,932	100.0	10,051	100.0	9,042	100.0	26,146	100.0
GOOD OPERATIONAL PERFORMANCE
CVRD’s operating profit (EBIT) in 3Q05 amounted to R$ 3.765 billion, 20.9% less than that obtained in the previous quarter, but 24.4% higher than the EBIT reported in 3Q04. EBIT margin in 3Q05 amounted to 42.8%, 260 basis points higher than the EBIT margin in 3Q04, of 40.2%.
In the first nine months of 2005, the Company’s total EBIT amounted to R$ 10.897 billion, 5.7% higher than the whole 2004, for which EBIT amounted to R$ 10.306 billion.
The drop of R$ 992 million in EBIT seen between 3Q05 and 2Q05 is basically explained by the reduction of R$ 746 million in the Company’s net revenues. 97.5% of this reduction is explained when the retroactive effect of the iron ore and pellet price increases is deducted from revenues. In addition, the appreciation of 5.5% in the Brazilian Real had an adverse effect on revenues.
The Company’s cost of goods sold (COGS) rose by R$ 97 million, while operational expenses increased by R$ 148 million.

BR GAAP
The increase of R$ 738 million seen in the Company’s EBIT, comparing 3Q04 with 3Q05, is explained by the increase in net revenue of R$ 1.275 billion – the result of higher sales volume and higher average prices – partially offset by the increase of R$ 385 million in COGS.
Expenditure on contract services increased by R$ 232 million, which was due mainly to higher freight expenses (up R$ 81 million) and the waste removal from the mines (an increase of R$ 98 million). The cost of material increased by R$ 235 million, due to higher expenditure on conveyor belts, replacement parts and tyres, as a result of a larger number bought, as well as an increase in their respective prices.
Expenditure on electric power, fuel oil and gas increased by R$ 63 million, due to the price increases in these inputs, as well as the renewal of the electricity supply contract for Albras, in June 2004, whose price per MWh is sensitive to inflation and the price of aluminum on the LME (London Metals Exchange).
As a consequence of the expansion in CVRD’s asset base, which has grown from R$ 15.7 billion at the end of 2002, to R$ 29.3 billion at the end of September 2005, as a result of substantial investment in the last few years, the cost of depreciation and exhaustion increased by R$ 85 million, compared to 3Q04, amounting to R$ 366 million.
On the other hand, expenditure on product purchases was down by R$ 272 million, mainly due to the sale of CST, concluded at the end of last year. It should also be pointed out that the effect of the appreciation of the Brazilian Real against the US Dollar on purchases carried out by companies located outside Brazil, was favourable, because the purchase amounts in terms of Brazilian Reais were reduced.
Demurrage expenses amounted to R$ 42 million, totalling R$ 138 million for the first nine months of 2005. This total, when annualised, is equivalent to R$ 184 million, 24.9% less than that in 2004. This improvement was the result of efforts being made by the Company to optimise the shipment logistics of its products and enlarge the capacity of its ports. Nevertheless, a more significant drop will be achieved over time.
EBIT was negatively affected by the increase of R$ 151 million in operational expenses. Administrative expenses increased by R$ 87 million, basically as a result of a salary increase for the Company’s employees, a raise of 6.5% being agreed for Company employees for the period from July 2005 to June 2006, as well as the payment of a one-off bonus in August. Personnel expenses increased by R$ 48 million. At the same time, expenses on technical consulting, maintenance, infrastructure and support services at the Company’s installations, increased by R$ 17 million.
Expenditure on research and development increased by 103.6%, rising from R$ 108 million in 3Q04, to R$ 220 million in 3Q05. The Company continues to intensify its efforts of the mineral exploration front, with the aim of ensuring a base of projects ready for development. Of the total invested in 3Q05, 41.3% was spent on projects in other countries in Latin America, Africa and Asia.
Other operational expenses were down R$ 48 million, mainly due to lower provisions for ICMS losses. In 3Q05, provisions were made for contingencies generated to a large degree by FCA as well as provisions for losses, due to the write-down in the Company’s inventories of ferro-alloys.

BR GAAP
COGS BREAKDOWN

								R$ million
	3Q04%		2Q05%		3Q05%		9M05%
Personnel	365	9.8	340	8.5	377	9.2	1,032	8.7
Material	586	15.7	792	19.7	821	20.0	2,328	19.6
Fuel oil and gases	409	11.0	446	11.1	458	11.1	1,311	11.0
Outsourced services	630	16.9	795	19.8	862	21.0	2,415	20.3
Electric energy	346	9.3	371	9.3	361	8.8	1,050	8.8
Acquisition of products	754	20.2	570	14.2	482	11.7	1,645	13.8
Depreciation and exhaustion	282	7.6	362	9.0	366	8.9	1,075	9.0
Goodwill amortization	96	2.6	96	2.4	95	2.3	287	2.4
Others	256	6.9	238	5.9	286	7.0	763	6.4
Total	3,723	100.0	4,011	100.0	4,108	100.0	11,904	100.0
CASH GENERATION CONTINUES TO EXPAND
CVRD’s cash generation in 3Q05, as measured by EBITDA, amounted to R$ 4.318 billion, 19.1% less than the record obtained in the previous quarter, but up 26.0% on the amount generated in 3Q04. In the first nine months of 2005, CVRD’s EBITDA totalled R$ 12.500 billion, 35.2% higher than that obtained in the same period in 2004.
In the nine months to the end of September 2005, CVRD’s EBITDA amounted to R$ 15.504 billion, 26.6% more than the EBITDA reported for the whole year of 2004, of R$ 12.249 billion.
The rise in EBITDA seen between 3Q04 and 3Q05 was the result of an increase of R$ 738 million in EBIT and R$ 94 million in depreciation. In 3Q05, CVRD received R$ 59 million in dividends from companies not consolidated in its financial statements, while in 3Q04 it received no dividends at all from this source.
Ferrous mineral operations (iron ore, pellets, manganese ore and ferro-alloys) were responsible for 85.0% of EBITDA in 3Q05, logistics services accounting for 7.9%, products of the aluminum chain, 7.1%, non-ferrous minerals (copper, kaolin and potash), 1.9% and others – representing spending on research and development, (3.5)%.
QUARTERLY EBITDA

					R$ million
	3Q04	2Q05	3Q05	9M04	9M05
Net operating revenues	7,531	9,551	8,805	20,160	25,077
COGS	(3,723)	(4,011)	(4,108)	(10,286)	(11,904)
SG&A	(336)	(403)	(423)	(1,078)	(1,185)
Research and development	(108)	(161)	(220)	(256)	(463)
Other operational expenses	(337)	(220)	(289)	(767)	(629)
EBIT	3,026	4,756	3,765	7,773	10,896

Adjustment for non-cash items	—	—	—	183	—
Depreciation, amortization & exhaustion	401	488	495	1,254	1,456
Dividends received	—	89	59	36	148
EBITDA	3,427	5,334	4,318	9,246	12,500

BR GAAP
EBITDA BY BUSINESS AREA

					R$ million
	3Q04	2Q05	3Q05	9M04	9M05
Ferrous minerals	2,147	4,445	3,671	5,885	10,053
Non- ferrous minerals	56	83	84	227	270
Logistics	339	364	340	957	996
Aluminum	594	348	305	1,445	1,107
Steel	291	120	68	731	252
Others	—	(27)	(151)	—	(178)
Total	3,427	5,334	4,318	9,246	12,500
NET EARNINGS OF R$ 7.8 BILLION TO SEPTEMBER 30
In 3Q05, CVRD’s net earnings amounted to R$ 2.711 billion, 22.0% down on 2Q05, but 18.1% higher than net earnings reported in 3Q04.
The Company’s net earnings totalled R$ 7.806 billion for the first nine months of 2005, 20.8% higher than that obtained for the whole of 2004, of R$ 6.460 billion.
The increase of R$ 738 million in operating profit between 3Q04 and 3Q05 was the main reason behind the net earnings performance.
The result from shareholdings amounted to R$ 13 million, R$ 22 million less than in 3Q04, basically due to the effect of exchange rate variation on investments outside Brazil. The equity income result of R$ 70 million, was to a large part offset by the goodwill on consolidated companies, of R$ 57 million.
The financial result suffered a negative impact of approximately R$ 319 million. Even so, this was still R$ 9 million less than the negative figure reported in 3Q04, of R$ 328 million.
In 3Q05, financial expenses totalled R$ 509 million, while financial revenues amounted to R$ 65 million. Monetary variation increased by 71.2%, up from R$ 73 million in 3Q04, to R$ 125 million in 3Q05.
In this quarter, a profit of R$ 298 million was booked from the sale of Quebec Cartier Mining Company (QCM) shares, a Canadian producer of iron ore and pellets, while in 3Q04, there was a gain of R$ 466 million booked from the sale of the Company’s stake in CST.
Provisions for the payment of income tax and social contribution were R$ 177 million higher than those in 3Q04.
DEBT: EXCELLENCE IN CREDIT QUALITY
After achieving investment grade status on July 8, 2005, with the rating by Moody’s Investor Service, CVRD obtained the same recognition from two of the other principal rating agencies in the world: Standard & Poor’s Ratings Services and Dominion Bond Ratings Service. In our view, this represents the consolidation of market’s perception on CVRD’s high credit quality.

BR GAAP
CVRD’s total debt on September 30, 2005 was US$ 3.942 billion, which compares with US$ 4.168 billion at the end of June 2005, and US$ 4.088 billion at the end of 2004. Net debt at the end of September 2005 was US$ 2.707 billion, a reduction of US$ 505 million from the net debt position of US$ 3.212 billion at the end of June 2005.
The average maturity of CVRD’s debt on September 30, 2005 was 6.89 years, of which 47% was at fixed rates and 53% at floating rates.
The Company’s leverage and interest coverage indicators continued to improve, reflecting the strength of its balance sheet: total debt/adjusted EBITDA declined from 0.83x on June 30, 2005 to 0.68x on September 30, 2005; and interest coverage, measured as LTM Adjusted EBITDA / interest paid, increased from 17.73x to 21.03x over the same period.
In October 2005 CVRD raised US$ 300 million from the issue of a further tranche of the CVRD 2034 bond, with an yield to investors of 7.65% p.a. This represents a spread of 286 bp over US Treasury securities of equal duration, and 50 bp less than the US$ 500 million issue of January 2004 – and with a yield to investors 70 bp lower.
The transaction, which was placed amidst an environment of fears of inflation acceleration in the US and expectations of higher long-term interest rates, was very successful, given the excess demand to buy the bond and the spread reduction compared to the January 2004 issue.
The main effects of an additional issue of the 2034 bond were: liquidity increase, a marginal lengthening of the average maturity of CVRD’s debt, and, consequently, reduction in its refinancing risks.
FINANCIAL EXPENSES

			US$ million
Financial expenses on:	3Q04	2Q05	3Q05
Debt with third parties	(61)	(57)	(69)
Debt with related parties	(3)	(4)	2
Total debt-related financial expenses	(64)	(61)	(67)

Gross interest on:	3Q04	2Q05	3Q05
Tax and labour contingencies	(11)	(13)	(27)
Tax on financial transactions (CPMF)	(9)	(16)	(15)
Derivatives	(36)	56	(64)
Others	(45)	(17)	(43)
Total gross interest	(101)	10	(149)

Total	(165)	(51)	(216)
DEBT INDICATORS

			US$ million
	3Q04	2Q05	3Q05
Gross debt	4,418	4,168	3,942
Net debt	2,479	3,212	2,707
Gross debt / adjusted LTM EBITDA (x)	1.34	0.83	0.68
Adjusted LTM EBITDA / LTM interest expenses (x)	13.00	17.73	21.03
Gross debt / EV(x)	0.16	0.11	0.08
Enterprise Value = market capitalization + net debt

BR GAAP
THE SEEDS OF FUTURE GROWTH
CVRD’s total capital expenditure in 3Q05 was US$ 917.0 million, 11.7% more than in 2Q05 at US$ 821.3 million and 60.8% higher than in 1Q05 at US$ 570.3 million.
Capex in 9M05 was US$ 2.309 billion, 69.3% of the US$ 3.332 billion budgeted for the year. In the 12 months to the end of September 2005 CVRD’s capex was US$ 2.995 billion, an all-time record in the Company’s history.
Of the total 3Q05 capex, US$ 700.2 million was allocated to organic growth – R&D and projects – and US$ 216.8 million to “stay-in-business capex”. In the first nine months of the year US$ 1.608 billion was invested in projects, US$ 181 million in R&D and US$ 519 million in maintenance.
Three important projects have been completed this year: the Fábrica Nova iron ore mine, the increase in capacity at the Taquari-Vassouras potash mine from 600,000 to 850,000 tons/year and the construction of the Aimorés hydroelectric power plant.
In the quarter, CVRD invested US$ 110.1 million in R&D, which compares with US$ 42.7 million in 2Q05. Mineral exploration efforts were concentrated mainly in looking for new deposits of copper, coal, nickel, gold and manganese and in project studies (conceptual, pre-feasibility and feasibility studies).
CVRD Board of Directors approved projects totaling US$ 2.033 billion, involving capacity expansion of pellets, copper, bauxite and alumina. These projects, submitted to rigorous approval criteria, will be new sources of cash generation and shareholder value from 2008, when operations are scheduled to begin.
CVRD subsidiary Caemi will invest US$ 759 million in the Itabiritos project, to be completed in 2008. This involves construction of a pelletizing plant with nominal capacity of 7 Mtpy (US$ 462 million), an iron ore concentration plant at the Pico mine (US$ 282 million) and an iron ore pipeline for the transportation of ore between these two units (US$ 15 million).
The investment in the second phase of the Paragominas bauxite mine, in Brazil, state of Pará, was also approved. It will add 4.5 Mtpy to the nominal capacity of the first phase currently being developed, of 5.4 Mtpy. The project, budgeted to cost US$ 196 million, is planned for completion in the second quarter of 2008, when Paragominas will have capacity to produce 9.9 Mtpy of bauxite.
Construction of stages 6 and 7 of the Barcarena alumina refinery each with annual capacity of 935,000 tons, has also been approved. The cost of this project is estimated at US$ 846 million, extremely competitive even with the appreciation of the Brazilian Real and the strong rise in prices of equipments and contractors’ services.
The start-up is also programmed for the second quarter of 2008. The two new stages will increase the capacity of the refinery to 6.26 Mtpy, consolidating its position as the world’s largest and most up-to-date plant.
In October CVRD’s Board approved investment in developing the 118 oxide copper project, with average production capacity estimated at 36,000 tons of

BR GAAP
cooper cathode/year. The 118 project is in the Southern part of Carajás, in the Brazilian state of Pará. The estimated investment is US$ 232 million, for start-up in the first half of 2008.
•	Main CVRD projects underway: progress report

Area	Project	Budgeted 2005	Status
	Expansion of the Carajás iron ore mines to 85 Mtpy – Northern System	140	This project will add 15 Mtpy to CVRD’s production capacity and is scheduled for conclusion in 3Q06. The second ship loader of Pier III started operating in August.

	Brucutu iron ore mine – Southern System	205	Phase I of the project is expected to be complete in 3Q06, bringing nominal production capacity to 12 Mtpy. Conclusion of Phase II is planned for 2007, bringing capacity to 24 Mtpy. Studies are in progress for expansion to 30 Mtpy.

	Expansion of the Itabira iron ore mines – Southern System	16	Modernization of operations and expansion of production capacity of the Itabira mines to 46 Mtpy. Conclusion and start-up scheduled for 2H07.

	Fazendão iron ore mine – Southern System	52	Project for 14 million tpy of run-of-mine (ROM) iron ore. Works are planned to start in 1H06, for completion and start-up in 2H07.

Ferrous minerals	Fábrica iron ore mine – Southern System	38	Project to expand capacity by 5 million tons from 12 to 17 Mtpy, with start-up in 3Q07.

	Timbopeba iron ore mine – Southern System	25	Small-scale equipments for this project are now operating. Access road to the mine is under construction, to be ready in December 2005. Output is in line with estimates (2.7 million tons).

	Tubarão Port expansion – Southern System	22	Project to expand conveyor belt systems and cargo handling area machinery, and build new cargo handling areas. The project will increase the port’s handling capacity by 10 million tons. Conclusion scheduled for December 2006.

	Expansion of the São Luis pelletizing plant	18	Expansion of capacity from 6 to 7 Mtpy – will be finalized by January 2006. 85% of the project has been completed. Estimated production this year is 6.25 million tons.

	Anthracite	86	The process of acquisition of 25% of the Chinese anthracite producer Henan Longyu Energy Resources Ltd., in partnership with Yoncheng and Baosteel, has been completed. The mine is expected to produce 1.7 million tons of high quality anthracite in 2005, of which CVRD’s take is equal to its percentage holding in the company.

Coal	Metallurgical coke	16	Acquisition of a 25% stake, in association with the Chinese coal producer Yankuang, in Shandong Yankuang International Coking Ltd, to produce metallurgical coke. The project has estimated production capacity of 2 Mtpy of coke and 200,000 tons/year of methanol. Start-up scheduled for 2006.

Non-ferrous minerals	Expansion of the Taquari-Vassouras potash mine	9	The works to expand nominal potash production capacity from 600,000 to 850,000 tpy have been completed.

BR GAAP

Area	Project	Budgeted 2005	Status
	118 copper mine	32	This project was approved in October 2005 and the mine is scheduled to start producing in 1H08. The project will have production capacity of 36,000 tons of copper cathode/year, and estimated total investment of US$ 232 million. The principal equipment has been ordered.

	Vermelho nickel mine	34	This project was approved in July 2005, for scheduled start-up of the mine in 4Q08, with estimated production capacity of 46,000 tons of metallic nickel and 2,800 tons of cobalt per year. Estimated total investment is US$ 1.2 billion. The main equipment has been ordered and work on the site should start in 2006 after the rainy season. Work on obtaining the environmental license is in progress.

	Alumina: Alunorte stages 4 and 5	306	The project to built stages 4 and 5 will increase alumina refinery capacity to 4.2 Mtpy, with start-up planned for stage 4 in 1Q06, and stage 5 planned for completion in 2Q06. 95% of the physical works have been completed.

Aluminum	Paragominas Bauxite mine Phase 11	154	The first module of this mine will produce 5.4 Mtpy of bauxite, starting in 1Q07. The 244-km ore pipeline, which will carry bauxite from the mine to the alumina refinery in Barcarena, in the Brazilian state of Pará, is under construction with completion expected to March 2006.

Logistics	Acquisition of locomotives and wagons –EFVM, EFC and FCA	559	Up to the end of September 2005, 3,953 wagons and 68 locomotives had been purchased.
	Aimorés hydroelectric plant	12	This power plant, on the Rio Doce, in the Brazilian state of Minas Gerais, will have generation capacity of 330MW. The three rotors are already in partial operation. CVRD’s stake is 51.0%.

Electricity	Capim Branco I and II hydro plants	73	These two power plants on the Araguari river in the state of Minas Gerais will have generation capacity of 240MW and 210MW respectively. Both are planned to start operating in 2006.
CAPEX BY BUSINESS AREA

				US$ million
Business area	3Q05		realized 2005
Ferrous minerals	353.7	38.6%	893.9	38.7%
Non ferrous minerals	71.3	7.8%	160.1	6.9%
Logistcs	231.6	25.3%	514.1	22.3%
Aluminum	170.8	18.6%	448.5	19.4%
Coal	5.9	0.6%	99.9	4.3%
Electric energy	33.6	3.7%	93.1	4.0%
Others	50.1	5.5%	99.1	4.3%
Total	917.0	100.0%	2,308.7	100.0%
CONFERENCE CALL AND WEBCAST
CVRD will hold its conference call and webcast on Friday, November 11, at 12:00 pm Rio de Janeiro time, 9:00 am Eastern Standard Time and 2:00 pm UK time. Instructions for participation are on the website www.cvrd.com.br, Investor Relations section. A recording of the call and webcast will be available on the website for 90 days following November 11.

BR GAAP
SELECTED FINANCIAL INDICATORS FOR THE MAIN NON-CONSOLIDATED COMPANIES
Selected financial indicators for the principal non-consolidated companies are available in CVRD’s quarterly financial statements, on its website www.cvrd.com.br, in the Investor Relations section.
FINANCIAL STATEMENTS

			R$ million
	3Q04	2Q05	3Q05
Gross operating revenues	7,932	10,051	9,042
Taxes	(402)	(500)	(237)
Net operating revenues	7,531	9,551	8,805
Cost of goods sold	(3,723)	(4,011)	(4,108)
Gross profit	3,808	5,541	4,697
Gross margin (%)	50.6%	58.0%	53.3%
Operational expenses	(782)	(784)	(932)
Sales	(91)	(96)	(91)
Administrative	(246)	(308)	(333)
Research and development	(108)	(161)	(220)
Other operational expenses	(337)	(220)	(289)
Operating profit before financial result and result from shareholders	3,026	4,756	3,765
Result from shareholdings	36	77	13
Equity income	99	147	85
Goodwill amortization	(57)	(57)	(57)
Others	(6)	(13)	(14)
Financial result	(329)	82	(319)
Financial expenses	(476)	(247)	(510)
Financial revenues	74	58	65
Monetary variation	73	271	125
Operating profit	2,733	4,915	3,458
Result of discontinued operations	466	—	298
Earnings before income tax and social contribution	3,199	4,915	3,756
Income tax and social contribution	(587)	(1,061)	(764)
Minority interest	(316)	(375)	(281)
Net earnings	2,296	3,479	2,711
Earnings per share	1.99	3.02	2.35
BALANCE SHEET

		R$ million
	06/30/05	09/30/05
Asset
Current	12,387	12,172
Long term	4,106	4,279
Fixed	30,462	32,285
Total	46,954	48,736
Liabilities
Current	8,195	7,248
Long term	12,918	12,730
Others	2,579	2,784
Shareholders’ equity	23,262	25,974
Paid up capital	14,000	14,000
Reserves	9,262	11,974
Total	46,954	48,736

BR GAAP
CASH FLOW

			R$ million
	3Q04	2Q05	3Q05
Cash flows from operating activities:
Net income	2,296	3,479	2,711
Adjustments to reconcile net income with cash provided by operating activities:
Result from shareholdings	(36)	(77)	(13)
Result from sale of investment	(466)	—	(298)
Depreciation, depletion and amortization	362	384	400
Deferred income tax and social contribution	(240)	53	(283)
Financial expenses and foreign exchange and monetary net variation	(868)	(982)	(420)
Minority interest	316	375	281
Impairment of property, plant and equipment	62	60	1
Goodwill amortization in the COGS	96	96	95
Net unrealized derivative losses	116	(10)	169
Dividends/interest attributed to stockholders received	—	89	59
Others	(143)	58	37
Decrease (increase) in assets:
Accounts receivable	(30)	(1,026)	735
Inventories	(161)	(67)	(69)
Others	247	(593)	(870)
Increase (decrease) in liabilities:
Suppliers and contractors	101	278	(291)
Payroll and related charges	49	30	55
Taxes and Contributions	577	885	1,265
Others	629	288	(348)
Net cash provided by operating activities	2,907	3,323	3,214
Cash Flow from investing activities:
Loans and advances receivable	35	(43)	89
Guarantees and deposits	(53)	(37)	(84)
Additions to investments	—	(208)	(31)
Additions to property, plant and equipment	(1,302)	(1,926)	(2,464)
Proceeds from disposals of investments/property, plant and equipment	1,261	4	301
Net cash used I investing activities	(60)	(2,212)	(2,190)
Cash flows from financing activities:
Short-term debt, net issuances (repayments)	71	470	(435)
Long-term debt	142	342	26
Financial institutions	(691)	(1,138)	(370)
Interest attributed to stockholders	—	(1,280)	—
Net cash used in financing activities	(478)	(1,606)	(779)
Increase (decrease) in cash and cash equivalents	2,369	(496)	245
Cash and equivalents, beginning of period	3,792	3,240	2,744
Cash and equivalents, end of period	6,161	2,744	2,989
Cash paid during the period for:
Interest on short-term debt	(12)	(20)	(10)
Interest on long-term debt	(284)	(128)	(196)
Paid income tax and social contribution	(12)	(378)	(469)
Non cash transactions:
Additions to property, plant and equipment-interest capitalization	210	402	120
Income tax and social contribution paid with credits	(67)	(56)	(64)

BR GAAP

“This communication may include declarations which represent the expectations of the Company’s Management about future results or events. All such declarations, when based on future expectations and not on historical facts, involve various risks and uncertainties. The Company cannot guarantee that such declarations turn out to be correct. Such risks and uncertainties include factors relative to the Brazilian economy and capital markets, which are volatile and may be affected by developments in other countries; factors relative to the iron ore business and its dependence on the steel industry, which is cyclical in nature; and factors relative to the high degree of competitiveness in industries in which CVRD operates. To obtain additional information on factors which could cause results to be different from those estimated by the Company, please consult the reports filed with the Comissão de Valores Mobiliários (CVM — Brazilian stock exchange regulatory authority) and the U.S. Securities and Exchange Commission — SEC, including the most recent Annual Report — CVRD Form 20F.”

CVRD	1

Part I
Expressed In thousands of reais

1 -	Management’s Discussion and Analysis of the Operating Results for the nine months ended September 30, 2005 Compared With September 30, 2004
1.1 — General Aspects
(a)	Companhia Vale do Rio Doce group’s segments of business are as follows:
•	Ferrous minerals: iron ore and pellets as well as manganese and ferroalloys;

•	Non-ferrous minerals: potash, kaolin and copper;

•	Logistics: railroads, ports and maritime terminals and shipping; and

•	Holdings: equity holdings in producers of aluminum, steel and electric power generation.
Ferrous Minerals
Iron Ore and Pellets
Operating through two world-class integrated systems for ore production and distribution. The Northern System, based in the states of Pará and Maranhão and the Southern System, based in the states of Minas Gerais and Espírito Santo, each consisting of mines, railroads and maritime terminals. Besides those, there is a third system that consists of mines and port facilities from our subsidiary Caemi Mineração Metalurgia S. A. (Caemi).
Currently CVRD operates nine pelletizing plants in Brazil, five of them in joint ventures with international partners. The Company also has an interest in Samarco Mineração S. A. (Samarco), which owns and operates two pelletizing plants in Espírito Santo, and an interest in Gulf Industrial Investment Company (GIIC), a pelletizing plant in Bahrein.
Iron ore and pellets sales are generally made pursuant to long-term supply contracts which provide for annual price negotiations. Cyclical changes in the world demand for steel products affect sales prices and volumes in the world iron ore market. Different factors, such as the iron content of specific ore deposits, the various beneficiation processes required to produce the final product, granulometric, moisture content, and the type and concentration of contaminants (such as phosphorus, alumina and manganese) in the ore, influence contract prices for iron ore. Contract prices also depend on transportation costs.
Annual price negotiations generally occur from November to February, with separate prices established for the Asian and European iron ore markets. In the Asian market, the renegotiated prices are effective as of April of each period up to March of the next period. In the European market, the renegotiated prices are effective from January to December.
Manganese and Ferroalloys
This activity is carried out through the subsidiaries Rio Doce Manganês (RDM) located in the state of Bahia, Pará and Minas Gerais, Urucum located in the state of Mato Grosso do Sul, Rio Doce Manganèse Europe in France and Rio Doce Manganese Norway in Norway.
Non-Ferrous Minerals
Potash
The Company through a leasing contract with Petróleo Brasileiro S.A. – PETROBRAS, has a potash leased mine since 1995 from Operational Unit Taquari-Vassouras (UOTV), located in the state of Sergipe. It is the only producer of potash chloride in activity in Brazil, The potash explored by the Company is raw material for fertilizers producers.
Copper
CVRD’s copper activities started in June, 2004 with the operation of the Sossego mine in Pará. Sossego is the first copper mine of CVRD.
Kaolin
Kaolin is a fine white aluminum silicate clay, used in the paper, ceramic and pharmaceutical industries as a coating and filler. Kaolin commercial activities are conducted through Caemi, controller of Pará Pigmentos S.A. and Cadam.

CVRD	2

Logistics

The logistics system includes the Vitória to Minas Railroad and the Tubarão port complex in the Southern System, and the Carajás Railroad and Ponta da Madeira Marine Terminal in the Northern System. In addition, CVRD controls the railroad Ferrovia Centro-Atlântica S.A. – FCA, Terminal de Vila Velha S.A — TVV and Cia. Portuária Baia de Sepetiba — CPBS, the Maritime terminal Guaiba Island and has a holding in MRS Logística.
The principal cargo of CVRD’s railroad is the Company’s own iron ore, along with steel, coal, pig iron, limestone, agricultural products and fuel. The Company charges market rates for third-party cargo, which vary based upon the distance traveled and the density of the freight in question.
Energy
The Company participates in nine hydroelectric plants, five of which are in operation. CVRD’s investments in the sector seek to optimize the Group’s supply of electric power.
Holdings
Aluminum Operations
The Company sells aluminum, alumina and bauxite to an active world market in which prices are determined based on prices for the primary aluminum quoted on the London Metals Exchange (LME).
Bauxite extraction operates through our jointly-controlled company Mineração Rio do Norte S.A. – MRN.
Alumina refine operates through ALUNORTE – Alumina do Norte do Brasil S.A. and the smelts of aluminum through ALBRAS – Aluminio Brasileiro S.A. and the jointly-controlled company Valesul Alumínio S.A.
Steel
Commercial activities in the steel industry are conducted through the jointly-controlled company California Steel Industries Inc., located in the United States and through the affiliated company Usinas Siderúrgicas de Minas Gerais S.A. – Usiminas.
(b)	The variations of the main currencies and indices in relation to the real, which impacted the results of the Company and its subsidiaries, jointly-controlled companies and affiliates, were as follows:

	Δ%			Parity US$ x R $ in the period
Currencies / Indices	U.S.
Period	DOLLAR	IGP-M	TJLP	End	Average
From 01/01/05 to 09/30/05	(16.3)	(0.2)	7.2	2.2222	2.4938
From 07/01/05 to 09/30/05	(5.5)	(1.5)	2.4	2.2222	2.3434
From 04/01/05 to 06/30/05	(11.8)	0.2	2.4	2.3504	2.4792
From 01/01/04 to 09/30/04	(1.1)	10.3	7.3	2.8586	2.9735
From 07/01/04 to 09/30/04	(8.2)	3.3	2.4	2.8586	2.9783
About 86% of the consolidated gross revenue on 09/30/05 is linked to the U.S. dollar. About 31% of total consolidated costs are linked to the U.S. dollar. Consequently, fluctuations in the exchange rate between the two currencies have a significant impact on the operating cash flows.
Approximately 88% of the short-term and long-term loans of the consolidated on 09/30/05 are denominated in U.S. dollars. As a result, exchange rate fluctuations have a significant impact on the financial expenses (Notes 6.13 and 6.19).
(c)	On 09/30/05, the consolidated trade balance of US$ 4,501 million was generated as follows:

	Consolidated (in US$ million)
	Quarter			Accumulated
	3Q/05	2Q/05	3Q/04	09/30/05	09/30/04
Exports	1,723	1,951	1,484	5,010	4,170
Imports	(134)	(134)	(225)	(509)	(664)

	1,589	1,817	1,259	4,501	3,506

CVRD	3

(d) Approval of new copper investment
On October 2005, the Company announced that its Board of Directors approved the investment for the development of the 118 copper project. 118 is located in the Carajás mineral province, in the state of Pará, Brazil, 6.5 km from the Sossego copper mine. Its estimated production capacity is 36,000 tons/year (tpy) of copper cathodes, with an expected mine life of 11 years. The estimated capex is US$ 232 million, with startup scheduled for the first half of 2008.
(e) Approval of increase in pellet production capacity
In October, 2005 the Company approved projects to increase its pellet production capacity by 14.6 million tons per year. The expansion will take place in Samarco and Caemi. CVRD approved a project of its wholly owned subsidiary Caemi, for the construction of a pelletizing plant with production capacity of 7 million tons per year, and startup scheduled for 2008. The estimated investment, which also includes a beneficiation plant and a 4-km pipeline to carry its output, is estimated at US$759 million.
The Board of Directors of Samarco, approved investment of US$1.183 billion in the construction of its third pelletizing plant. The new pelletizing plant will add 7.6 million tons per year of capacity to Samarco. The new plant is scheduled for startup in the first half of 2008. The project also includes construction of a new beneficiation plant, a new 400-kilometer pipeline, and increased capacity for storage of products and outflow through the port.
(f) Capacity expansions in bauxite and alumina
CVRD’s Board of Directors has approved the investment for the development of phase II of the Paragominas bauxite mine and stages 6 and 7 of its alumina refinery (Alunorte), both located in the state of Pará, Brazil.
The construction of stages 6 and 7 of CVRD refinery, each one of them with annual production capacity of 935,000 tons of alumina, will result in an increase of the Alunorte production capacity to 6.26 million tons per year (Mtpy).
The total estimated investment in the project is US$ 846 million. The start up of stages 6 and 7 is expected for the second quarter of 2008. Currently, the alumina refinery is developing stages 4 and 5, which will increase of its production capacity to 4.4 Mtpy from 2.5 Mtpy. The start up of stages 4 and 5 is scheduled for the first quarter of 2006, and the ramp-up conclusion is expected for the third quarter of 2006.
The total estimated investment in the development of phase II of the Paragominas bauxite mine, is US$ 196.1 million. The project will allow Paragominas to achieve a capacity to produce 9.9 Mtpy. Phase II is scheduled to come on stream on the second quarter of 2008.
Paragominas phase I – production capacity of 5.4 Mtpy — is being developed simultaneously with the construction of a 244 km pipeline to transport the bauxite from the mine to the alumina refinery in Barcarena, in the state of Pará. This pipeline, the first in the world to transport bauxite , is designed for a nominal capacity of 14.4 Mtpy, which will be achieved at Paragominas phase III. Paragominas phase I is scheduled to start up in the first quarter of 2007.

CVRD	4

1.2 — Comments on the Consolidated Results
The net income of the Company as at 09/30/05 was R$ 7,805,936 compared with net income of R$ 4,933,077 as at 09/30/04 (the earnings per share corresponds to R$ 6.78 at 09/30/05 versus R$ 4.28 at 09/30/04). The result is consequence of the positive operational performance and the new prices of iron ore and pellets used beginning in the second quarter, partially offset by the 16% appreciation of the real against the U.S. Dollar.
1.2.1 — Gross Revenue
Sales volume and revenues by products and services:

	In thousands of metric tons
	(except railroad transportation)						In thousands of reais
	Quarter			Accumulated			Quarter			Accumulated
	3Q/05	2Q/05	3Q/04	09/30/05	06/30/04	Δ%	3Q/05	2Q/05	3Q/04	09/30/05	06/30/04	Δ%
Iron ore	55,203	52,969	50,872	157,331	139,486	13	4,462,634	5,072,201	3,132,531	12,288,242	8,076,336	52
Pellets (*)	8,774	8,748	10,160	27,247	30,013	(9)	1,643,421	1,955,682	1,215,372	4,787,234	3,418,546	40

	63,977	61,717	61,032	184,578	169,499	9	6,106,055	7,027,883	4,347,903	17,075,476	11,494,882	49

Manganese	271	194	313	663	679	(2)	48,920	62,013	67,269	174,288	131,187	33
Ferroalloys	136	151	133	423	430	(2)	225,891	380,969	526,566	1,041,744	1,358,017	(23)

							274,811	442,982	593,835	1,216,032	1,489,204	(18)

Copper	96	105	96	286	130	120	214,632	228,570	195,538	643,182	267,888	140
Potash	197	129	161	464	465	—	111,296	75,506	103,410	267,175	264,858	1
Kaolin	280	303	318	863	896	(4)	98,681	110,955	126,346	314,212	354,900	(11)

							424,609	415,031	425,294	1,224,569	887,646	38

Railroad transportation (millions of TKU)(**)	10,468	10,019	10,560	28,820	28,900	—	694,261	630,946	565,535	1,830,719	1,574,949	16
Port services	8,315	8,280	7,454	22,908	21,787	5	141,752	122,875	117,064	379,002	332,325	14
Maritime transportation	—	—	—	—	—	—	101,943	94,146	116,571	300,665	328,980	(9)

							937,956	847,967	799,170	2,510,386	2,236,254	12

Aluminum	122	123	115	367	358	3	536,302	582,268	607,578	1,729,792	1,833,310	(6)
Alumina	504	367	508	1,335	1,312	2	332,974	237,726	382,809	929,403	904,338	3
Bauxite	1,422	1,401	1,530	4,056	3,900	4	86,039	108,176	91,053	264,258	227,828	16

							955,315	928,170	1,081,440	2,923,453	2,965,476	(1)

Steel	—	—	—	—	—	—	339,851	378,697	669,867	1,170,701	2,108,243	(44)
Other products and services	—	—	—	—	—	—	3,350	10,718	14,843	25,141	54,101	(54)

							9,041,947	10,051,448	7,932,352	26,145,758	21,235,806	23

(*)	Includes revenues derived from services provided to pelletizing join ventures in the amounts of R$ 18,772, R$ 12,689, R$ 16,541, R$ 52,674 and R$ 57,307 referring to the 3Q/05, 2Q/05, 3Q/04, 09/30/05 and 09/30/04, respectively.

(**)	The company carried through its railroad system 8,242, 7,755, 7,952, 22,006 and 21,408 million of TKUs of general cargo and 2,226, 2,264, 2,608, 6,814 and 7,492 million of TKUs of iron ore for third parties in 3Q/05, 2Q/05, 3Q/04, 09/30/05 and 09/30/04, respectively.
Revenues of all traded products in the first nine months of 2005 are negatively impacted by the 16% average appreciation of the Real against the U.S. Dollar, this the selling currency of the majority of the revenues, compared with the same period of 2004.
Besides this impact it is worth pointing out:
Revenues from iron ore and pellets increased by 49% (R$ 17,075,476 on 09/30/05 against R$ 11,494,882 on 09/30/04) due to higher prices in the second quarter and the 9% increase in quantities sold.
Revenues from manganese and ferroalloys decreased by 18% (R$ 1,216,032 on 09/30/05 against R$ 1,489,204 on 09/30/04) due mainly to the fall of average selling prices.
Revenues from copper increased by 140% (R$ 643,182 on 09/30/05 against R$ 267,888 on 09/30/04) due to the 120% increase of volume sold once the trading of copper began in June, 2004, as well as higher international market prices.
Revenues from potash increased by 1% (R$ 267,175 on 09/30/05 against R$ 264,858 on 09/30/04). This effect was due to the cycled stability of the fertilizers market in consequence of the plantation period.
Revenues from kaolin decreased by 11% (R$ 314,212 on 09/30/05 against R$ 354,900 on 09/30/04). Besides the reduction of volumes sold due to the delay of shipment, the exchange rate variation more than offset the increase in sales price.
Revenues from transportation rose 12% (R$ 2,510,386 an 09/30/05 against R$ 2,236,254 on 09/30/04), due mainly to higher railway and port freight rates partially offset by the decrease in maritime transportation freight rates.
Revenues in the aluminum area remained stable (R$ 2,923,453 on 09/30/05 versus R$ 2,965,476 on 09/30/04).

CVRD	5

Revenues from steel products decreased by 44% (R$ 1,170,701 on 09/30/05 compared with R$ 2,108,243 on 09/30/04). This reflects the sale of CST in December 2004.
Gross Revenue on 09/30/05 — R$ 26,145,758

BY PRODUCT	BY CURRENCY

Gross Revenue by Geographic Area

				Holdings				Quarter				Total
	Ferrous	Ferrous
	Minerals	Minerals	Logistics	Aluminum	Steel	3Q/05%		2Q/05%		3Q/04%		09/30/05%		09/30/04%
External market
Americas, except United States	388,752	185	14,913	114,079	—	517,929	6	748,101	7	426,824	5	1,784,288	7	1,352,560	6
United States	143,524	6,723	—	70,036	339,851	560,134	6	715,247	7	985,943	12	2,018,770	8	2,382,054	11
Germany	686,729	47,702	—	—	—	734,431	8	876,238	9	650,887	8	2,090,776	8	1,593,664	8
France	263,182	13,460	—	—	—	276,642	3	373,614	4	425,426	5	856,044	3	889,004	4
England	121,044	431	—	2,963	—	124,438	1	162,813	2	99,216	1	435,257	2	190,191	1
Europe, except for Germany, France and England	923,356	64,218	16,530	311,944	—	1,316,048	15	1,613,854	16	1,111,879	14	3,924,127	15	3,424,201	16
Middle East/Africa/Oceania	561,476	602	—	33,947	—	596,025	7	721,516	7	368,321	5	1,653,215	6	946,858	4
China	1,370,700	31,085	—	28,122	—	1,429,907	16	1,128,828	11	959,814	12	3,394,959	13	2,236,896	11
South Korea	285,886	35,836	—	—	—	321,722	4	189,524	2	235,446	3	698,952	3	599,252	3
Japan	536,163	31,884	—	226,589	—	794,636	9	841,129	8	634,911	8	2,232,962	9	1,877,649	9
Ásia, other than China, South Korea and Japan	212,381	25,758	—	—	—	238,139	3	358,044	4	254,531	3	836,911	3	639,571	3

	5,493,193	257,884	31,443	787,680	339,851	6,910,051	78	7,728,908	77	6,153,198	76	19,926,261	77	16,131,900	76
Brazil	926,434	166,725	869,400	169,337	—	2,131,896	22	2,322,540	23	1,779,154	24	6,219,497	23	5,103,906	24

Total operating revenues	6,419,627	424,609	900,843	957,017	339,851	9,041,947	100	10,051,448	100	7,932,352	100	26,145,758	100	21,235,806	100

1.2.2 — Cost of Products and Services
By Nature

	Denominated in		Quarter						Accumulated
	R$	US$	3Q/05%		2Q/05%		3Q/04%		09/30/05%		09/30/04%		Δ%
Personnel	345,536	31,961	377,497	9	340,120	8	364,674	10	1,031,788	9	1,037,846	10	(1)
Material	655,757	165,454	821,211	20	791,828	21	586,028	15	2,328,060	20	1,651,001	16	41
Oil and gas	372,525	85,194	457,719	11	446,398	11	409,235	11	1,310,626	11	1,155,970	11	13
Outsourced services	617,923	243,714	861,637	21	794,865	20	629,775	17	2,414,664	20	1,736,343	17	39
Energy	336,810	24,223	361,033	9	371,472	9	346,172	9	1,050,050	9	872,491	8	20
Raw Material	12,193	469,654	481,847	12	569,851	14	753,516	20	1,644,702	14	1,961,676	19	(16)
Depreciation and depletion	355,624	10,611	366,235	9	361,793	9	281,726	8	1,074,761	9	884,935	9	21
Amortization of goodwill	94,726	—	94,726	2	96,095	2	96,096	3	286,916	2	288,288	3	—
Others	156,824	129,542	286,366	7	238,238	6	255,647	7	762,343	6	697,296	7	9

Total	2,947,918	1,160,353	4,108,271	100	4,010,660	100	3,722,869	100	11,903,910	100	10,285,846	100	16

	72%	28%

The 16% increase (R$ 1,618,064) in the cost of products and services (R$ 11,903,910 on 09/30/05 against R$ 10,285,846 on 09/30/04) is due to increase in sales volumes and changes in the prices of materials, oil, energy and services which comprise production cost during the period.

CVRD	6

1.2.3 — Operating Expenses
The operating expenses, except for non-recurring item, increased R$ 358,704 (R$ 2,276,486 on 09/30/05 compared to R$ 1,917,782 on 09/30/04), basically due to the increase in Research and development costs.
1.2.4 — Net Financial Results
The net financial result on 09/30/05 had an impact of R$ 1,217,633 (expense of R$ 511,841 on 09/30/05 compared to expense of R$ 1,729,474 on 09/30/04) due to exchange rate variation effect of the Real against the dollar over the foreign debt.
1.2.5 — Income Tax and Social Contribution
Income tax and social contribution reflect an expense of R$ 2,215,492 on 09/30/05 compared with an expense of R$ 1,048,874 on 09/30/04, mainly caused by increase of taxable income. (Note 6.10)
1.2.6 — Cash Generation Consolidated
The operating cash generation consolidated measured by EBITDA (earnings before financial results, results of equity investments, interest, income tax and depreciation, amortization and depletion plus dividends received) was R$ 12,500,812 on 09/30/05, against R$ 9,245,832 on 09/30/04, an increase of 35%.
EBITDA

	Quarter			Accumulated
	3Q/05	2Q/05	3Q/04	09/30/05	09/30/04
Net operating revenue	8,805,288	9,551,455	7,530,617	25,077,316	20,159,608
Cost of products and services	(4,108,271)	(4,010,660)	(3,722,869)	(11,903,910)	(10,285,846)
Operating expenses	(932,469)	(784,322)	(781,684)	(2,276,486)	(2,100,578)

Operating profit	3,764,548	4,756,473	3,026,064	10,896,920	7,773,184
Depreciation / amortization of goodwill	494,585	488,208	400,556	1,456,288	1,253,789

	4,259,133	5,244,681	3,426,620	12,353,208	9,026,973
Dividends received	58,682	88,922	—	147,604	36,063
Amortization of Goodwill Samitri	—	—	—	—	182,796

EBITDA	4,317,815	5,333,603	3,426,620	12,500,812	9,245,832

Current liabilities
Current portion of long-term debt — unrelated parties	1,627,663	1,966,679	2,796,928	1,627,663	2,796,928
Short-term debt	708,488	1,165,071	817,693	708,488	817,693
Related parties	69,097	84,038	163,155	69,097	163,155

	2,405,248	3,215,788	3,777,776	2,405,248	3,777,776

Long-term liabilities
Long-term debt — unrelated parties	7,145,652	7,667,145	10,442,980	7,145,652	10,442,980
Related parties	2,935	33,973	4,320	2,935	4,320

	7,148,587	7,701,118	10,447,300	7,148,587	10,447,300

Gross debt	9,553,835	10,916,906	14,225,076	9,553,835	14,225,076

Interest paid	206,576	148,068	296,490	582,312	752,520
Stockholders’ equity	25,973,882	23,262,421	18,620,809	25,973,882	18,620,809

EBITDA (LTM) / Interest paid (LTM)	19.51	16.52	12.29	19.51	12.29
EBITDA Margin (LTM)	47%	47%	46%	47%	46%
EBIT Margin (LTM)	43%	42%	45%	43%	45%
Gross debt / EBITDA	0.62	0.75	1.15	0.62	1.15
Gross debt / Equity Capitalization	27	32	43	27	43
Consolidated EBITDA by Segment

	3Q/05		2Q/05		3Q/04		09/30/05		09/30/04
	EBITDA		EBITDA		EBITDA		EBITDA		EBITDA
	Segments	% of total	Segments	% of total	Segments	% of total	Segments	% of total	Segments	% of total
Ferrous minerals	3,642,422	83%	4,445,461	83%	2,147,370	63%	10,023,849	79%	5,885,082	64%
Non — ferrous minerals	37,221	1%	82,527	1%	55,527	2%	223,487	2%	227,311	2%
Logistics	340,060	7%	364,264	7%	338,886	10%	996,357	8%	957,354	10%
Holdings
Aluminum	287,958	7%	348,276	7%	594,070	17%	1,090,218	9%	1,445,139	16%
Steel	65,309	2%	119,974	2%	290,767	8%	248,955	2%	730,946	8%
Others	(55,155)	—	(26,899)	—	—	—	(82,054)	—	—	—

	4,317,815	100%	5,333,603	100%	3,426,620	100%	12,500,812	100%	9,245,832	100%

CVRD	7

1.3 — Comments on the Parent Company Results
1.3.1 — Gross Revenue
The 32% increase in gross revenue (R$ 13,277,033 on 09/30/05 against R$ 10,051,438 on 09/30/04) is the result of the 9% higher volume sold of iron ore and pellets and the increase of 6% in the volume of port services and also for the increase of prices of both items. The revenues of the period include the sale of copper and alumina that began in June 2004 and in December 2004 respectively. This effect was compensated in part by the average appreciation of the real against the United States Dollar by 16%, incident on 89% of the revenue of the Company.
1.3.2 — Cost of Products and Services
Cost of products and services sold was R$ 7,032,494 on 09/30/05 against R$ 5,106,516 on 09/30/04 representing a 37.7% increase. The main factors are the start of the trading of copper and alumina, higher volumes sold of products in general, contracts readjustments and the increase of assets reflecting higher expenses related to depreciation.
1.3.3 — Gross Margin
The gross margin was reduced by 2.7% (43.7% on 09/30/05 against 46.4% on 09/30/04) manly due to the exchange variation loss from revenues, as described above and the increase of unit cost for production of iron ore, copper and potash during 2005.
1.3.4 — Results of Shareholdings by Business Area
The numbers below do not necessarily reflect the individual results of each company, but rather the amounts effectively applicable to the business area.

	Accumulated
Business Area	09/30/2005	09/30/2004	Δ%
Ferrous Minerals
. Iron ore	3,183,737	804,719	296
. Pellets	771,926	349,319	121
. Manganese and ferroalloys	105,241	434,170	(76)

Non-Ferrous Minerals	(29,957)	19,504	(254)

Logistics	171,108	169,234	1

Holdings
. Steel	373,802	551,604	(32)
. Aluminum	538,971	552,100	(2)
. Research and development of coal	(58,993)	—	—

Others	(4,448)	(2,541)	(75)

Gain on investments accounted for by the equity method	5,051,387	2,878,109	76

Provision for losses	(97,528)	(68,590)	(42)

Amortization of goodwill	(171,810)	(194,553)	12

Exchange variation in Stockholders’ Equity of companies abroad	(1,063,126)	(66,334)	1,503

Results of equity investments	3,718,923	2,548,632	46

Results of equity investments are strongly affected by the exchange rate variation over debt, which had a positive impact due to the 16.3% appreciation of the Real against the Dollar in the first semester of 2005 in comparison with an 1.1% depreciation of the Real in the first nine months of 2004. This effect is partially offset by the negative exchange rate variation from investments abroad.
Operationally, volumes and average selling prices increased in all businesses areas, except for ferroalloys, for which quantities and average sales price services were reduced. The decrease in steel is mainly due to the sale of CST.
In 2005 the negative result of non-ferrous equity refers basically to mineral research expenses incurred in subsidiaries situated in South America and Africa.
The negative result of equity in research and development of coal refers to expenses with subsidiaries of mineral extraction in Africa and Oceania.

CVRD	8

1.3.5 — Operating Expenses
The operating expenses, except for non recurring item, decreased R$ 7,159 (R$ 1,022,106 on 09/30/05 compared to R$ 1,029,268 on 09/30/04) as a consequence of the increase of research and development costs.
1.3.6 — Net Financial Results
The net financial results on 09/30/05 had an impact of R$ 1,672,255 (revenue of R$ 710,315 on 09/30/05 compared to expense of R$ 961,940 on 09/30/04) due to the exchange rate variation effect of Real against the dollar over debt.
1.3.7 — Income Tax and Social Contribution
Income tax and social contribution reflect an expense of R$ 1,070,072 on 09/30/05 compared with an expense of R$ 324,957 on 09/30/04, mainly caused by increase of taxable income. (Note 6.10)

CVRD	9

Part II
Quarterly Information and Notes to the Quarterly Information
(A free translation of the original in Portuguese relating to the Quarterly Information prepared in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)
2 — Balance Sheet

September 30				In thousands of reais
		Consolidated		Parent Company
	Notes	09/30/05	06/30/05	09/30/05	06/30/05
Assets

Current assets

Cash and cash equivalents	6.5	2,989,269	2,743,828	256,006	240,334
Accounts receivable from customers	6.6	3,806,588	4,439,511	1,679,101	2,191,521
Related parties	6.8	126,023	125,378	879,338	814,403
Inventories	6.7	3,129,710	3,038,371	1,160,283	1,074,457
Taxes to recover or offset	6.9	702,390	725,139	270,404	307,261
Deferred income tax and social contribution	6.10	548,878	474,282	445,462	364,883
Other	—	868,862	840,034	339,880	480,411

		12,171,720	12,386,543	5,030,474	5,473,270

Long-term receivables

Related parties	6.8	—	90,721	435,280	486,640
Loans and financing	—	140,226	135,575	105,308	100,663
Deferred income tax and social contribution	6.10	1,078,340	1,077,555	550,145	540,898
Judicial deposits	6.14	1,853,418	1,768,954	1,242,117	1,172,507
Prepaid expenses	—	91,373	111,429	—	—
Accounts receivable — sale of assets	—	32,752	26,404	—	—
Assets for sale	—	73,980	59,212	—	—
Advances to energy suppliers	—	584,748	445,280	—	—
Other	—	424,455	390,508	195,537	175,166

		4,279,292	4,105,638	2,528,387	2,475,874

Perm anent assets

Investments	6.11	2,795,886	2,900,157	16,048,036	15,081,773
Property, plant and equipment	6.12	29,312,304	27,369,703	18,670,666	17,265,235
Deferred charges	—	176,434	192,400	—	—

		32,284,624	30,462,260	34,718,702	32,347,008

		48,735,636	46,954,441	42,277,563	40,296,152

Liabilities and stockholders’ equity

Current liabilities

Short-term debt	6.13	708,488	1,165,071	—	407,258
Current portion of long-term debt	6.13	1,627,663	1,966,679	750,203	742,611
Payable to suppliers and contractors	—	2,142,799	2,299,147	1,873,179	1,915,656
Related parties	6.8	69,097	84,038	2,827,124	3,434,537
Payroll and related charges	—	390,358	335,601	257,298	225,454
Pension Plan — Valia	—	66,947	102,407	66,947	102,407
Proposed dividends and interest on stockholders’ equity	—	44,917	39,142	—	—
Taxes and contributions	—	1,168,607	1,067,655	277,391	218,210
Provision for operating expenses	—	289,637	368,874	289,638	368,874
Other	—	739,441	766,044	211,693	235,447

		7,247,954	8,194,658	6,553,473	7,650,454

Long-term liabilities

Long-term debt	6.13	7,145,652	7,667,145	1,883,659	2,235,844
Related parties	6.8	2,935	33,973	3,619,493	2,994,039
Provisions for contingencies	6.14	3,301,569	3,266,629	2,674,150	2,611,990
Pension Plan — Valia	—	568,284	536,239	568,297	536,239
Provision for environmental liabilities	—	292,273	260,648	261,755	260,648
Provisions for derivatives	—	382,544	265,081	47,710	39,503
Other	—	1,036,807	888,509	695,144	705,014

		12,730,064	12,918,224	9,750,208	9,383,277

Deferred income	—	14,229	7,948	—	-

Minority interest	—	2,769,507	2,571,190	—	-

Stockholders’ equity

Paid-up capital	6.16	14,000,000	14,000,000	14,000,000	14,000,000
Revenue reserves	6.16	11,973,882	9,262,421	11,973,882	9,262,421

		25,973,882	23,262,421	25,973,882	23,262,421

		48,735,636	46,954,441	42,277,563	40,296,152

The additional information, notes and attachment I are an integral part of the quarterly information.
(A free translation of the original in Portuguese relating to the Quarterly Information prepared in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)

CVRD	10

3 — Statement of Income

Periods ended September 30	In thousands of reais

	Consolidated						Parent Company
		Quarter			Accumulated		Accumulated
	Notes	3Q/05	2Q/05	3Q/04	09/30/05	09/30/04	09/30/05	09/30/04
Operating revenues	1.2.1 /
Sales of ore and metals	1.3.2
Iron ore and pellets		6,106,055	7,027,883	4,347,903	17,075,476	11,494,882	10,907,459	8,324,679
Manganese and ferroalloys		274,811	442,982	593,835	1,216,032	1,489,204	—	—
Copper		214,632	228,570	195,538	643,182	267,888	563,007	267,888
Potash		111,296	75,506	103,410	267,175	264,858	267,175	264,858
Kaolin		98,681	110,955	126,346	314,212	354,900	—	—

		6,805,475	7,885,896	5,367,032	19,516,077	13,871,732	11,737,641	8,857,425
Transport services		937,956	847,967	799,170	2,510,386	2,236,254	1,359,334	1,164,284
Sales of aluminum-related products		955,315	928,170	1,081,440	2,923,453	2,965,476	145,564	—
Sales of steel products		339,851	378,697	669,867	1,170,701	2,108,243	—	—
Other products and services		3,350	10,718	14,843	25,141	54,101	34,494	29,729

		9,041,947	10,051,448	7,932,352	26,145,758	21,235,806	13,277,033	10,051,438
Value Added taxes		(236,659)	(499,993)	(401,735)	(1,068,442)	(1,076,198)	(775,663)	(524,641)

Net operating revenues		8,805,288	9,551,455	7,530,617	25,077,316	20,159,608	12,501,370	9,526,797

Cost of products and services	1.2.2 /
Ores and metals	1.3.3	(2,616,131)	(2,619,094)	(2,268,750)	(7,640,637)	(6,177,989)	(6,473,941)	(4,762,148)
Transport services		(510,926)	(489,874)	(470,886)	(1,441,595)	(1,306,513)	(463,261)	(332,316)
Aluminum-related products		(641,939)	(543,775)	(528,016)	(1,735,006)	(1,442,044)	(75,918)	—
Steel products		(333,430)	(352,156)	(443,717)	(1,069,246)	(1,327,135)	—	—
Other products and services		(5,845)	(5,761)	(11,500)	(17,426)	(32,165)	(19,374)	(12,052)

		(4,108,271)	(4,010,660)	(3,722,869)	(11,903,910)	(10,285,846)	(7,032,494)	(5,106,516)

Gross profit		4,697,017	5,540,795	3,807,748	13,173,406	9,873,762	5,468,876	4,420,281

Gross margin		53.3%	58.0%	50.6%	52.5%	49.0%	43.7%	46.4%

Operating expenses
Selling		(90,782)	(95,514)	(90,531)	(286,445)	(314,638)	(1,185)	(20,026)
Administrative	6.21	(332,660)	(307,592)	(245,754)	(897,801)	(763,645)	(460,060)	(361,365)
Research and development		(220,439)	(161,446)	(108,272)	(463,014)	(255,626)	(306,154)	(237,678)
Other operating expenses	6.21	(288,588)	(219,770)	(337,127)	(629,226)	(583,873)	(254,707)	(410,196)
Non recurring item — Samitri’s Goodwill amortization		—	—	—	—	(182,796)	—	(182,796)

		(932,469)	(784,322)	(781,684)	(2,276,486)	(2,100,578)	(1,022,106)	(1,212,061)

Operating profit before financial results and results of equity investments		3,764,548	4,756,473	3,026,064	10,896,920	7,773,184	4,446,770	3,208,220

Results of equity investments	6.11	13,166	76,889	35,523	163,574	20,122	3,718,923	2,548,632
Gain on investments accounted for by the equity method		84,526	146,831	99,013	361,716	215,666	5,051,387	2,878,109
Amortization of goodwill		(57,270)	(57,270)	(57,270)	(171,810)	(194,553)	(171,810)	(194,553)
Provision for losses		—	—	—	—	—	(97,528)	(68,590)
Exchange variation in stockholders’ equity of companies		(14,090)	(12,672)	(6,220)	(26,332)	(991)	(1,063,126)	(66,334)

Financial results	6.19	(319,265)	81,871	(328,525)	(511,841)	(1,729,474)	710,315	(961,940)
Sale of assets		297,700	—	466,248	297,700	466,248	—	463,122

Income before income tax and social contribution		3,756,149	4,915,233	3,199,310	10,846,353	6,530,080	8,876,008	5,258,034
Income tax and social contribution	6.10	(764,069)	(1,060,879)	(586,675)	(2,215,492)	(1,048,874)	(1,070,072)	(324,957)

Income before minority interests		2,992,080	3,854,354	2,612,635	8,630,861	5,481,206	7,805,936	4,933,077
Minority interests		(280,619)	(375,069)	(316,413)	(824,925)	(548,129)	—	—

Net income for the period		2,711,461	3,479,285	2,296,222	7,805,936	4,933,077	7,805,936	4,933,077

Number of shares outstanding at the end of the period (in thousands)		1,151,520	1,151,520	1,151,520	1,151,520	1,151,520	1,151,520	1,151,520

Net earnings per share outstanding at the end of the period (R$)		2.35	3.02	1.99	6.78	4.28	6.78	4.28

The additional information, notes and attachment I are an integral part of the quarterly information.

CVRD	11

(A free translation of the original in Portuguese relating to the Quarterly Information prepared in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)
4 — Statement of Changes in Stockholders’ Equity (Additional Information)

Periods ended September 30	In thousands of reais

			Revenue reserves
		Paid-up	Expansion/		Unrealized		Fiscal	Treasury	Retained
	Notes	capital	Investments	Depletion	income	Legal	incentives	stock	earnings	Total
December 31, 2003		6,300,000	6,039,326	1,004,166	557,266	1,080,141	89,993	(131,318)	—	14,939,574

Capitalization of reserves		1,000,000	(910,007)	—	—	—	(89,993)	—	—	—
Realization of reserve		—	—	—	(211,538)	—	—	—	211,538	—

Net income for the year		—	—	—	—	—	—	—	6,459,519	6,459,519
Interim interest on stockholders’ equity		—	—	—	—	—	—	—	(1,671,484)	(1,671,484)
Interim dividends		—	—	—	—	—	—	—	(279,763)	(279,763)
Additional remuneration proposed		—	—	—	—	—	—	—	(1,278,513)	(1,278,513)
Apropriation to revenue reserves		—	3,077,659	—	—	322,976	40,662	—	(3,441,297)	—

December 31, 2004		7,300,000	8,206,978	1,004,166	345,728	1,403,117	40,662	(131,318)	—	18,169,333

Net income for the period		—	—	—	—	—	—	—	5,094,475	5,094,475
Interim interest on stockholders’ equity	6.16	6,700,000	(5,129,319)	(1,004,166)	—	(525,853)	(40,662)	—	—	—
Provision for interest on stockholders’ equity	6.18	—	—	—	—	—	—	—	(1,387)	(1,387)

June 30, 2005		14,000,000	3,077,659	—	345,728	877,264	—	(131,318)	5,093,088	23,262,421

Net income for the period		—	—	—	—	—	—	—	2,711,461	2,711,461

September 30, 2005		14,000,000	3,077,659	—	345,728	877,264	—	(131,318)	7,804,549	25,973,882

The additional information, notes and attachment I are an integral part of the quarterly information.

CVRD	12

(A free translation of the original in Portuguese relating to the Quarterly Information prepared in accordance with the requirements of Accounting, Practices Generally Accepted in Brazil)
5 — Statement of Cash Flows (Additional Information)

Periods ended September 30	In thousands of reais

	Consolidated					Parent Company
	Quarter			Accumulated		Accumulated
	3Q/05	2Q/05	3Q/04	09/30/05	09/30/04	30/09/05	30/09/04
Cash flows from operating activities:
Net income for the period	2,711,461	3,479,285	2,296,222	7,805,936	4,933,077	7,805,936	4,933,077
Adjustments to reconcile net income for the period with cash provided by operating activities:
Results of equity investments	(13,166)	(76,889)	(35,523)	(163,574)	(20,122)	(3,718,923)	(2,548,632)
Sale of assets	(297,700)	—	(466,248)	(297,700)	(466,248)	—	(463,122)
Depreciation, amortization and depletion	399,859	384,488	362,024	1,169,372	1,050,161	638,634	518,978
Deferred income tax and social contribution	(283,442)	52,590	(239,684)	(344,161)	(267,651)	(126,283)	(413,033)
Financial expenses and monetary and exchange rate variations on assets and liabilities, net	(419,936)	(981,548)	(868,089)	(1,355,193)	198,331	(967,354)	174,663
Minority interest	280,619	375,069	316,413	824,925	548,129	—	—
Disposal of property, plant and equipment	1,066	60,382	61,913	76,695	193,064	3,693	18,894
Amortization of goodwill in the cost of products sold	94,726	96,095	96,096	286,916	288,286	286,916	288,288
Non recurring item — goodwill of Samitri	—	—	—	—	182,796	—	182,796
Net losses on derivatives	169,460	(10,321)	115,674	163,734	194,152	11,918	12,000
Dividends/interest on stockholders’ equity	58,682	88,922	—	147,604	36,063	885,691	470,854
Others	37,366	57,532	(142,986)	13,571	(84,283)	57,427	(117)

	2,738,995	3,525,605	1,495,812	8,328,125	6,785,755	4,877,655	3,174,646

Decrease (increase) in assets:

Accounts receivable	734,537	(1,025,615)	(30,294)	(628,914)	(619,180)	170,853	(1,706,289)
Inventories	(69,137)	(67,305)	(160,930)	(206,341)	(535,362)	(267,050)	(193,510)
Others	(870,320)	(592,634)	246,715	(1,585,281)	(460,168)	(304,250)	93,628

	(204,920)	(1,685,554)	55,491	(2,420,536)	(1,614,710)	(400,447)	(1,806,171)

Increase (decrease) in liabilities:
Suppliers and contractors	(291,233)	278,468	101,151	35,852	(153,513)	357,278	19,211
Payroll and related charges and others	54,757	30,438	48,884	(9,070)	81,824	(31,154)	29,945
Taxes and contributions	1,264,561	885,434	576,691	1,571,119	1,099,849	452,592	751,972
Others	(348,009)	288,291	629,065	(316,472)	1,248,304	104,274	757,446

	680,076	1,482,631	1,355,791	1,281,429	2,276,464	882,990	1,558,574

Net cash provided by operating activities	3,214,151	3,322,682	2,907,094	7,189,018	7,447,509	5,360,198	2,927,049

Cash flows from investing activities:
Loans and advances receivable	88,501	(43,441)	34,642	57,090	97,787	(79,912)	160,132
Guarantees and deposits	(84,464)	(37,493)	(52,722)	(173,517)	(189,875)	(94,684)	(121,298)
Additions to investments	(30,662)	(208,400)	—	(249,244)	(105,188)	(645,685)	(545,311)
Additions to property, plant and equipment	(2,464,450)	(1,926,388)	(1,302,298)	(6,146,102)	(3,758,361)	(4,283,310)	(2,352,390)
Proceeds from disposal of property, plant and equipment/investments	301,284	3,584	1,260,668	311,345	1,263,628	13,645	836,907

Net cash used in investing activities	(2,189,791)	(2,212,138)	(59,710)	(6,200,428)	(2,692,009)	(5,089,946)	(2,021,960)

Cash flows from financing activities:
Short-term debt	(435,280)	469,987	70,929	255,559	59,527	121,115	(379,148)
Long-term debt	26,292	341,618	141,942	1,093,729	3,062,730	2,003,668	2,368,156
Repayments:
Related parties	—	—	—	—	—	(280,279)	(367,542)
Financial institutions	(369,931)	(1,138,189)	(690,814)	(1,985,467)	(3,054,474)	(884,777)	(1,784,297)
Interest on stockholders’ equity payed to stockholders	—	(1,279,900)	—	(1,279,900)	(790,710)	(1,279,900)	(790,710)

Net cash used in financing activities	(778,919)	(1,606,484)	(477,943)	(1,916,079)	(722,927)	(320,173)	(953,541)

Increase (decrease) in cash and cash equivalents	245,441	(495,940)	2,369,441	(927,489)	4,032,573	(49,921)	(48,452)
Cash and cash equivalents, beginning of the period	2,743,828	3,239,768	3,791,676	3,916,758	2,128,544	305,927	342,008

Cash and cash equivalents, end of the period	2,989,269	2,743,828	6,161,117	2,989,269	6,161,117	256,006	293,556

Cash paid during the period for:
Short-term interest	(10,367)	(19,680)	(12,333)	(31,591)	(38,057)	(6,109)	(4,016)
Long-term interest	(196,209)	(128,388)	(284,157)	(550,721)	(714,463)	(239,586)	(272,024)
Income tax and social contribution paid	(468,890)	(378,297)	(12,000)	(1,057,958)	(146,996)	(778,068)	—
Non-cash transactions:

Additions to property, plant and equipment — interest capitalization	119,684	402,249	209,806	495,141	(15,766)	179,648	(42,720)
Transfer of advance for future capital increase to investments	—	—	—	—	—	(510,500)	—
Compensated income tax and social contribution	(63,724)	(56,159)	(67,148)	(168,564)	(311,058)	(24,815)	—
The additional information, notes and attachment I are an integral part of the quarterly information.

CVRD	13

(A free translation of the original in Portuguese relating to the Quarterly Information prepared in accordance with the requirements of Accounting, Practices Generally Accepted in Brazil)
6 — Notes to the Quarterly Information at September 30, 2005 and 2004
Expressed in thousands of reais
6.1 — Operations
Companhia Vale do Rio Doce is a publicly traded corporation whose predominant activities are mining, processing and sale of iron ore, pellets, copper and potash, as well as logistic services, power generation and mineral research and development. In addition, through its direct and indirect subsidiaries and jointly-controlled companies, CVRD operates in iron ore and pellets, manganese and ferroalloys, kaolin, steel, aluminum-related products and logistics.
6.2 — Presentation of Quarterly Information
The quarterly information have been prepared in conformity with accounting practices followed in Brazil, based on corporate legislation, as well as the rules and guidelines issued by the Comissão de Valores Mobiliários — CVM (Brazilian Securities Commission) and Instituto dos Auditores Independentes do Brasil — IBRACON (Brazilian Independent Auditors Institute).
In order to provide better information to the market, the Company is presenting as additional information the Statement of Cash Flows – based on the criteria of NPC 20 of IBRACON.
6.3 — Significant Practices Accounting Policies
(a)	The Company adopts the accrual basis of accounting;

(b)	Assets and liabilities that are realizable or due more than twelve months after the quarterly information date are classified as long-term;

(c)	Marketable securities, classified as cash and cash equivalents, are stated at cost plus accrued income earned to the Quarterly Information date;

(d)	Inventories are stated at average purchase or production cost, and imports in transit at the cost of each item, not exceeding market or realizable value;

(e)	Assets and liabilities in foreign currencies are translated at exchange rates in effect at the quarterly information date, and those in local currency, when applicable, are restated based on contractual indices;

(f)	Investments in subsidiaries, jointly-controlled companies and affiliated companies are accounted for by the equity method, based on the stockholders’ equity of the investees, and when applicable increased/decreased by goodwill and negative goodwill to be amortized and provision for losses. Other investments are recorded at cost, less provision for losses when applicable;

(g)	Property, plant and equipment, including interest and financial charges incurred during the construction period of large-scale projects, are recorded at historical cost (increased by monetary restatement up to 1995) and depreciated on the straight-line method, based on the useful lives of the assets. Depletion of mineral reserves is based on the ratio between production and estimated capacity;

(h)	Research and development costs are recorded as operational expenses until the proof of its economical feasibility to commercially exploit the mine. After this proof, the costs are capitalized as part of the costs of the mine operation;

(i)	During the development of a mine, stripping costs registered are capitalized as part of the depreciable cost of building and constructing the mine. Post-production stripping costs are recorded as cost of production when incurred; and

(j)	Pre-operating costs except for financial charges capitalized as mentioned in (g) above, are deferred and amortized over a period of 10 years. The deferred charges (consolidated) refer basically to copper projects and expansion of Alunorte and Albras.
6.4 — Principles and Practices of Consolidation
(a)	The consolidated quarterly information shows the balances of assets and liabilities as of September 30, 2005 and on June 30, 2005 and the operations of the Parent Company to September 30, 2005, June 30, 2005 and September 30, 2004, its direct and indirect subsidiaries and its jointly-controlled companies for the periods then ended;
(b)	Intercompany balances and the Parent Company’s investments in its direct and indirect subsidiaries and jointly-controlled companies were eliminated in the consolidation. Minority interest is shown separately on the balance sheet and statement of income;

CVRD	14

(c)	In the case of investments in companies in which the control is shared with other stockholders, the components of assets and liabilities and revenues and expenses are included in the consolidated quarterly information in proportion to the participation of the Parent Company in the capital of each investee;
(d)	The principal figures of the subsidiaries and jointly-controlled companies included in the consolidation are presented in Attachment I.
6.5 — Cash and Cash Equivalents

	Consolidated		Parent Company
	09/30/05	06/30/05	09/30/05	06/30/05
Cash and bank accounts	426,177	377,694	48,680	25,443
Marketable securities linked to the interbank deposit certificate rate	901,474	1,005,946	207,326	214,891
Time deposits / overnight investments	1,406,763	1,003,010	—	—
Others	254,855	357,178	—	—

	2,989,269	2,743,828	256,006	240,334

6.6 — Accounts Receivable from Customers

	Consolidated		Parent Company
	09/30/05	06/30/05	09/30/05	06/30/05
Domestic	786,246	751,144	788,276	846,773
Export	3,149,995	3,838,422	983,836	1,437,679

	3,936,241	4,589,566	1,772,112	2,284,452
Allowance for doubtful accounts	(92,432)	(102,031)	(46,948)	(46,948)

Allowance for ore weight credits	(37,221)	(48,024)	(46,063)	(45,983)

	3,806,588	4,439,511	1,679,101	2,191,521

6.7 — Inventories

	Consolidated		Parent Company
	09/30/05	06/30/05	09/30/05	06/30/05
Finished products
. Iron ore and pellets	900,784	660,018	478,601	379,882
. Manganese and ferroalloys	334,161	409,551	—	—
. Aluminum	194,099	216,259	—	—
. Steel products	68,972	81,266	—	—
. Copper	39,786	28,545	39,786	28,545
. Others	62,436	67,039	38,005	20,799

	1,600,238	1,462,678	556,392	429,226
Spare parts and maintenance supplies	1,529,472	1,575,693	603,891	645,231

	3,129,710	3,038,371	1,160,283	1,074,457

CVRD	15

6.8 — Related Parties

	Consolidated
	Assets				Liabilities
	09/30/05		06/30/05		09/30/05		06/30/05
		Related party		Related party		Related party		Related party
	Customers	- assets	Customers	- assets	Suppliers	- liabilities	Suppliers	- liabilities
Nibrasco	64,491	18,303	74,052	26,457	63,538	15,526	94,455	—
Hispanobras	34,791	5,584	67,655	130	47,498	—	87,170	7,117
Itabrasco	30,366	—	64,753	367	30,334	1,333	39,306	2,336
Kobrasco	36,950	26,140	38,316	26,782	21,291	14,667	17,307	15,820
Gulf industrial investment Co. — GIIC	18,329	—	5,687	—	704	—	88	—
Usiminas	49,286	—	46,470	—	13	—	—	—
Valesul	13,971	316	5,264	309	41	—	41	—
Samarco Mineração S.A	2,201	12,357	2,443	13,410	—	—	—	—
MRS Logistica	165	40,273	249	18,031	5,527	14,645	1,404	26,418
Baovale Mineração S.A	12	—	264	85	19,386	—	14,072	—
Ferroban	—	—	526	106,401	—	—	—	30,907
Mineração Rio do Norte	326	278	291	281	19,459	—	30,653	—
Nova Era Silicon	297	3,722	81	4,368	—	—	—	—
Others	8,975	19,050	29,384	19,478	16,038	25,861	9,983	35,413

Total	260,160	126,023	335,435	216,099	223,829	72,032	294,479	118,011

Registered as:
Short-term	260,160	126,023	335,435	125,378	223,829	69,097	294,479	84,038
Long-term	—	—	—	90,721	—	2,935	—	33,973

	260,160	126,023	335,435	216,099	223,829	72,032	294,479	118,011

6.9 — Taxes to Recover or Offset

	Consolidated		Parent Company
	09/30/05	06/30/05	09/30/05	06/30/05
Witholding income tax on marketable securities and stockholders’ equity received	70,175	47,177	19,354	15,987
Value-addedd tax	287,519	313,812	205,726	212,850
PIS and COFINS	191,444	172,359	12,355	48,213
IR anticipated	94,881	86,194	—	—
Others	58,371	105,597	32,969	30,211

	702,390	725,139	270,404	307,261

6.10 — Deferred Income Tax and Social Contribution
Income of the Company is subject to the normal tax system. The balances of deferred assets and liabilities are presented as follows:

	Net Deferred
	Consolidated		Parent Company
	09/30/05	06/30/05	09/30/05	06/30/05
Tax loss carryforward	612,837	557,724	115,863	35,749

Temporary differences:
. Pension Plan	215,983	224,171	215,983	224,171
. Contingent liabilities	652,783	626,875	569,012	564,312
. Provision for losses on assets	136,705	136,782	136,705	136,782
. Others	8,910	6,285	(41,956)	(55,233)

	1,014,381	994,113	879,744	870,032

Total	1,627,218	1,551,837	995,607	905,781

Short-term	548,878	474,282	445,462	364,883
Long-term	1,078,340	1,077,555	550,145	540,898

	1,627,218	1,551,837	995,607	905,781

CVRD	16

The amounts reported as income tax and social contribution, which affected the results for the period, are as follows:

	Consolidated					Parent Company
	3Q/05	2Q/05	3Q/04	09/30/05	09/30/04	09/30/05	09/30/04
Income before income tax and social contribution	3,756,149	4,915,233	3,199,310	10,846,353	6,530,080	8,876,008	5,258,034
Equity in results of subsidiaries and affiliated companies	(84,526)	(146,831)	(99,013)	(361,716)	(215,666)	(5,051,387)	(2,878,109)
Exchange rate variation on equity	14,090	12,672	6,220	26,332	991	1,063,126	66,334
Non-deductable goodwill and provision for losses	54,909	54,909	54,909	164,727	164,729	262,255	164,729
Results on sale of assets	(297,700)	—	(463,122)	(297,700)	(466,248)	—	(463,122)

	3,442,922	4,835,983	2,698,304	10,377,996	6,013,886	5,150,002	2,147,866

Income tax and social contribution at combined tax rates	34%	34%	34%	34%	34%	34%	34%

Federal income tax and social contribution at statutory rates	(1,170,593)	(1,644,234)	(917,423)	(3,528,519)	(2,044,721)	(1,751,001)	(730,274)
Adjustments to net income which modify the effect on the results for the period:
• Income tax benefit from interest on stockholders’ equity	115,863	290,166	119,455	551,029	425,625	551,029	425,625
• Fiscal incentives	133,608	52,764	91,150	244,853	127,160	109,567	51,652
• Results of overseas companies	105,282	178,790	9,348	506,895	289,078	—	—
• Tax rate incentive	37,627	29,335	39,210	87,708	69,360	—	—
• Others	14,144	32,300	71,585	(77,458)	84,624	20,333	(71,960)

Income tax and social contribution	(764,069)	(1,060,879)	(586,675)	(2,215,492)	(1,048,874)	(1,070,072)	(324,957)

6.11 — Consolidated investments

	Investments		Results of investment participations
	09/30/05	06/30/05	3Q/05	2Q/05	3Q/04	09/30/05	06/30/04
Usinas Siderúrgicas de Minas Gerais SA — USIMINAS (a) and (b)	928,775	911,319	74,379	127,999	76,594	313,884	160,594
Yankuang	24,989	24,989	—	(3,358)	—	(3,233)	—
SIDERAR (cost $15) (a)	33,330	35,256	(1,926)	(4,737)	(3,734)	(6,486)	(459)
Rio Doce Argentina	—	1,034	—	(661)	—	(659)	—
Quadrem	10,363	10,962	(599)	(1,473)	(1,512)	(2,017)	(326)
Larco	6,666	7,051	(385)	(948)	(747)	(1,297)	(108)
Longyu	191,779	202,863	(11,084)	—	—	(11,084)	—
Goodwill in consolidated companies	1,561,751	1,688,062	(57,270)	(57,270)	(57,270)	(171,810)	(194,553)
Others	38,233	18,621	10,051	17,337	22,192	46,276	54,974

	2,795,886	2,900,157	13,166	76,889	35,523	163,574	20,122

(a)	Interest at market price — Usiminas R$ 1,210,523 and Siderar R$ 397,629;

(b)	Dividends received from Usiminas in the third quarter/2005, R$ 56,923.

CVRD	17

6.12 — Property, Plant and Equipment
(a)	By type of asset:

		Consolidated				Parent Company
		09/30/05			06/30/05	09/30/05			06/30/05
	Average
	deprecia-		Accumulated				Accumulated
	tion rates	Cost	depreciation	Net	Net	Cost	depreciation	Net	Net
Buildings	3.00%	3,537,846	(1,527,949)	2,009,897	2,026,430	1,873,890	(745,261)	1,128,629	1,126,771
Installations	3.42%	12,909,760	(5,322,516)	7,587,244	7,097,684	7,271,184	(2,954,172)	4,317,012	3,909,998
Equipment	9.32%	5,827,097	(2,595,106)	3,231,991	2,928,103	2,209,113	(888,850)	1,320,263	1,078,671
Railroads	3.85%	7,245,045	(3,189,721)	4,055,324	3,594,022	7,048,837	(3,123,124)	3,925,713	3,473,437
Mineral rights (*)	1.87%	1,422,261	(350,956)	1,071,305	1,022,788	1,149,399	(168,432)	980,967	945,744
Others	8.85%	3,917,216	(1,777,643)	2,139,573	1,980,136	2,155,757	(993,569)	1,162,188	1,059,886

		34,859,225	(14,763,891)	20,095,334	18,649,163	21,708,180	(8,873,408)	12,834,772	11,594,507
Construction in progress	—	9,216,970	—	9,216,970	8,720,540	5,835,894	—	5,835,894	5,670,728

Total		44,076,195	(14,763,891)	29,312,304	27,369,703	27,544,074	(8,873,408)	18,670,666	17,265,235

(*)	Calculation based on the volume of ore extracted in relation to the proven and probable reserves.
(b)	By business area:

	Consolidated
	09/30/05			06/30/05
		Accumulated
	Cost	depreciation	Net	Net
Ferrous
In operation	22,009,986	(10,388,290)	11,621,696	10,867,301
Construction in progress	4,224,440	—	4,224,440	4,007,348

	26,234,426	(10,388,290)	15,846,136	14,874,649

Non-Ferrous
In operation	2,823,773	(689,104)	2,134,669	1,986,386
Construction in progress	1,298,148	—	1,298,148	1,384,883

	4,121,921	(689,104)	3,432,817	3,371,269

Logistics
In operation	2,622,030	(718,180)	1,903,850	1,613,277
Construction in progress	215,529	—	215,529	255,169

	2,837,559	(718,180)	2,119,379	1,868,446

Holdings
In operation	6,010,952	(2,669,014)	3,341,938	3,371,022
Construction in progress	2,079,944	—	2,079,944	1,664,650

	8,090,896	(2,669,014)	5,421,882	5,035,672

Energy
In operation	823,425	(62,464)	760,961	520,610
Construction in progress	422,080	—	422,080	590,886

	1,245,505	(62,464)	1,183,041	1,111,496

Corporate
In operation	569,061	(236,839)	332,222	290,567
Construction in progress	976,827	—	976,827	817,604

	1,545,888	(236,839)	1,309,049	1,108,171

Total	44,076,195	(14,763,891)	29,312,304	27,369,703

CVRD	18

6.13 — Loans and Financing
Short-term

	Consolidated		Parent Company
	09/30/05	06/30/05	09/30/05	06/30/05
Trade finance	523,634	830,152	—	407,258
Working capital	184,854	334,919	—	—

	708,488	1,165,071	—	407,258

Long-term

	Consolidated				Parent Company
	Current liabilities		Long-term liabilities		Current liabilities		Long-term liabilities
	09/30/05	06/30/05	09/30/05	06/30/05	09/30/05	06/30/05	09/30/05	06/30/05
Foreign operations
Loans and financing in:
U.S. dollars	894,793	908,057	2,810,233	2,816,000	702,753	673,260	1,824,179	2,171,642
Other currencies	7,559	9,168	42,714	45,537	7,014	8,158	38,439	40,984
Notes in U.S. dollars	27,311	225,698	2,025,138	2,322,205	—	—	—	—
Export securitization	178,863	169,114	810,820	905,804	—	—	—	—
Perpetual notes	—	—	167,634	164,354	—	—	—	—
Accrued charges	37,497	155,190	—	—	18,714	38,895	—	—

	1,146,023	1,467,227	5,856,539	6,253,900	728,481	720,313	1,862,618	2,212,626

Local operations
Indexed by TJLP, TR and IGP-M	179,567	175,120	337,933	312,604	18,421	19,257	20,166	21,774
Basket of currencies	3,393	3,531	21,096	23,173	199	153	452	537
Loans in U.S. dollars	246,356	261,626	607,562	742,635	1,694	1,791	412	895
Non-convertible debentures	667	705	318,253	327,979	667	705	11	12
Accrued charges	51,657	58,470	4,269	6,854	741	392	—	—

	481,640	499,452	1,289,113	1,413,245	21,722	22,298	21,041	23,218

	1,627,663	1,966,679	7,145,652	7,667,145	750,203	742,611	1,883,659	2,235,844

(a)	Foreign currency loans and financing were converted into reais at exchange rates effective on the quarterly information date, being US$ 1.00 = R$ 2.2222 on 09/30/05 (R$ 2.3504 in 06/30/05);

(b)	At 09/30/05, our consolidated debt was secured as follows:
•	Loans guaranteed by the Federal Government of R$310, to which we gave counter-guarantees;

•	Securitization program of R$1,000;

•	Property, plant and equipment of R$321;

•	Others assets R$483.
(c)	Amortization of principal and financing charges incurred on long-term loans and financing obtained abroad and domestically mature as follows, as of 09/30/05:

	Consolidated		Parent Company
2006	334,972	5%	74,666	4%
2007	973,151	14%	388,015	21%
2008	1,209,702	17%	388,248	21%
2009 onward	4,141,955	57%	1,032,730	54%
No due date (perpetual notes and debentures)	485,872	7%	—	—

	7,145,652	100%	1,883,659	100%

The estimated market values of long-term loans and financing calculated at present value based on available interest rates as of 09/30/05 approximate their book values.

CVRD	19

(d)	On March, 2002, the Company, through its subsidiary Vale Overseas Limited issued US$ 300 million of Notes bearing interest at 8.625% p.a and maturing on March 8, 2007 (which may be extended to September 2008). In December, 2004, by public offering, CVRD bought back US$ 186,996 thousands of the principal outstanding notes for US$ 1,117.34 per each US$ 1,000.00. This transaction is guaranteed by the Company with political risk protection and is registered with the U.S. Securities and Exchange Commission (SEC). The Notes are listed on the Luxembourg Stock Exchange.

(e)	In August, 2003 Vale Overseas Limited launched a US$ 300 million bonds issue maturing in 10 years. The bonds carry a coupon of 9.00% p.a with half-yearning payment of interest. The bonds are unsecured and non-subordinated obligations of Vale Overseas Limited and have the full and unconditional guarantee of CVRD.

(f)	In January, 2004 Vale Overseas Limited launched a US$ 500 millions of bonus maturing in 2034. The securities have coupons of 8.25% per period with half-yearning installment. The obligations are non-guaranteed and non-subordinated of Vale Overseas Limited and have full and unconditional guarantee by CVRD.
6.14 — Contingent Liabilities
At the quarterly information dates the contingent liabilities of the Company were:
(a)	Provisions for contingencies and judicial deposits (booked under long-term liabilities and long-term assets, respectively), considered by management and its legal counsel as sufficient to cover losses from any type of lawsuit, were as follows:

	Consolidated				Parent Company
			Provisions for				Provisions for
	Judicial deposits		contingencies		Judicial deposits		contingencies
	09/30/05	06/30/05	09/30/05	06/30/05	09/30/05	06/30/05	09/30/05	06/30/05
Tax contingencies	1,258,365	1,186,589	2,101,426	2,035,662	803,921	731,196	1,739,001	1,650,033
Labor and social security claims	335,519	312,872	597,149	613,755	242,286	236,166	497,342	504,636
Civil claims	251,209	245,321	543,215	498,829	187,794	180,207	418,595	420,053
Other	8,325	24,172	59,779	118,383	8,116	24,938	19,212	37,268

Total	1,853,418	1,768,954	3,301,569	3,266,629	1,242,117	1,172,507	2,674,150	2,611,990

The Company is party to labor, civil, tax and other suits and has been contesting these matters both administratively and in court. When applicable, these are backed by judicial deposits. Provisions for losses are estimated and restated monetarily by management based on the opinions of the legal department and outside counsel.

Tax contingencies relate principally to a legal action claiming unconstitutionality of CPMF (tax on bank transactions) income tax with credits and other actions relating to value-added tax (ICMS).

Labor-related actions principally comprise employee claims in connection with disputes about the amount of indemnities paid upon dismissal and the one-third extra holidays pay.

Civil actions principally relate to claims made against the Company by contractors in connection with losses alleged to have been incurred as a result of various past government economic plans.

In addition to the contingencies for which we have made provisions we have possible losses totaling R$ 1,020,762 (R$ 1,690,808 consolidated) as of 30/09/05. Based on the advice of our legal counsel, no provision is maintained.

(b)	Guarantees given to jointly-controlled companies are as follows:

	Amount of
	guarantee	Denominated		Final	Counter
Affiliate or Joint Venture	09/30/05	currency	Purpose	maturity	guarantees
SAMARCO	5,416	US$	Debt guarantee IFC	2008	None
VALESUL	345	R$	Debt guarantee BNDES	2007	None
The Company does not expect such guarantees to be executed and therefore no provisions for losses have been made. CVRD does not charge Valesul for granting these guarantees.

CVRD	20

(c)	Upon privatization of the Company in 1997, the Brazilian government stipulated the issuance of non-convertible debentures (Debentures) to the stockholders of record, including the federal government. The maturity dates of these Debentures were established to guarantee that pre-privatization stockholders, including the federal government, would share any future benefits from mineral resources held by the Company and its subsidiary and affiliated companies that were not valuated at the time of setting the minimum price of CVRD shares at the privatization auction.

A total of 388,559,056 debentures were issued at a par value of R$ 0.01 (one centavo), whose value is to be restated in accordance with the variation in the General Market Price Index (IGP-M), as set forth in the Issue Deed.

On October 4, 2002, Comissão de Valores Mobiliários — CVM (Brazilian Securities Commission) approved the Company’s registration request, filed on June 28, 2002, for public trading of the Debentures. As from October 28, 2002, the Debentures can be traded on the secondary market.

The debenture holders are entitled to receive semi-annual payments equivalent to a percentage of the net revenue deriving from certain mineral resources owned in May 1997 and included in the Issue Deed.

According to the Debenture Issue Deed, the amount of the premium must include interest up to the month prior to that of effective payment, plus 1% in the month in which the funds are made available to the debenture holder. Pursuant to this Deed, the payment date shall take place each semester in March and September.

Based on estimates of the operational start-up of the copper projects, CVRD began calculating the premium referring to these mineral rights. Considering the iron ore sale, the Company estimates that the threshold for payment will be reached in approximately 2030 and 2020 for the Southern and Northern systems, respectively. Regarding other minerals, such as bauxite and nickel, the forecast for exploitation is for the second half of the decade, and according to the criteria established in the Deed, payment will be due on the net sales revenue in the fourth period after the date of first commercialization. The obligation to make payments to the debenture holders will cease when the pertinent mineral resources are exhausted.

Since October 3, 2005 the payment the debenture remuneration the non-convertible debentures of R$ 4,840 is available.
6.15 — Environmental and Site Reclamation and Restoration Costs
Expenditures relating to ongoing compliance with environmental regulations are charged to production costs or capitalized as incurred. The Company manages its environmental policies according to the specifications of ISO 14,001 and maintains ongoing programs to minimize the environmental impact of its mining operations as well as to reduce the costs that will be incurred upon termination of activities at each mine. On 09/30/05, the provision for environmental liabilities amounted to R$ 292,273 (R$ 260,648 on 06/30/05), which was accounted for in “Provision for environmental liabilities” in long-term liabilities. The Company adopts the concepts of the Accounting for Asset Retirement Obligations, as follows:
•	Costs for mine closure are recorded as part of the cost of these assets and a corresponding provision is made for such future expenditure;

•	The estimated costs are accounted for at the present value of the obligations, discounted using a risk free rate; and

•	The estimated costs are reviewed annually and changes in the present value are adjusted in the recorded values of the assets and liabilities.
6.16 — Paid-up Capital
The capital is R$ 14 billion, corresponding to 1,165,677,168, of which 749,949,429 common shares and 415,727,739 class “A” preferred shares.
Preferred shares have the same rights as common shares, except for the right to elect the members of the Board of Directors. They have priority to a minimum annual dividend of 6% on the portion of capital represented by this class of share or 3% of the book net equity value of the share, whichever is greater.

CVRD	21

6.17 — Treasury Stock
The Board of Directors, under the terms of subparagraph XV of Article 13 of the Bylaws and based on Article 30 of Law 6404/76 and CVM Instructions 10 of 02/14/80 and 268 of 11/13/97, approved the acquisition by the Company of its own shares to be held in treasury for later sale or cancellation.
On 09/30/05, the Company had acquired 14,145,510 common shares and 11,803 preferred shares, which are held in treasury in the amount of R$ 131,318. The 14,145,510 common shares guarantee a loan of the subsidiary Alunorte.

Shares
						Average
Class	Quantity		Unit acquisition cost			quoted market price
	09/30/05	06/30/05	Average	Low	High	09/30/05	06/30/05
Preferred	11,803	11,803	17.12	4.67	17.47	47.93	47.93
Common	14,145,510	14,145,510	9.27	6.69	17.36	56.13	56.13

	14,157,313	14,157,313

6.18 — Remuneration of Shareholders
On 04/29/05 the Company paid the minimum dividend in the total amount of R$ 1,279,000 equivalent to R$ 1.11 per outstanding preferred share or common share as interest on stockholders’ equity, R$ 1,278,513 related to the additional remuneration proposed for the fiscal year 2004 and R$ 1,387 related to the fiscal year 2005.
6.19 — Financial Results
Parent Company

	9M/05			9M/04
		Monetary and			Monetary and
		exchange rate			exchange rate
	Financial	variation on		Financial	variation on
	expenses	liabilities	Total	expenses	liabilities	Total
Foreign debt	(49,463)	289,425	239,962	(92,518)	(2,070)	(94,588)
Local debt	(16,550)	68,284	51,734	(16,911)	6,281	(10,630)
Related parties	(205,406)	659,117	453,711	(151,439)	54,756	(96,683)

	(271,419)	1,016,826	745,407	(260,868)	58,967	(201,901)

Labor, tax and civil contingencies	(118,325)	(9,354)	(127,679)	(82,492)	(91,786)	(174,278)
Derivatives, net of gain/losses (interest and currencies)	(3,264)	(546)	(3,810)	(6,986)	(2,005)	(8,991)
Derivatives, net of gain/losses (gold)	(8,662)	7,198	(1,464)	(4,642)	846	(3,796)

CPMF	(61,293)	—	(61,293)	(55,000)	—	(55,000)
Other	(72,067)	371,571	299,504	(185,025)	(282,287)	(467,312)

	(535,030)	1,385,695	850,665	(595,013)	(316,265)	(911,278)

		Monetary and			Monetary and
		exchange rate			exchange rate
		variation on			variation on
	Financial income	assets	Total	Financial income	assets	Total
Related parties	42,981	(225,571)	(182,590)	47,087	(170,815)	(123,728)
Marketable securities	40,466	9,782	50,248	11,884	49,693	61,577
Other	31,904	(39,912)	(8,008)	15,054	(3,565)	11,489

	115,351	(255,701)	(140,350)	74,025	(124,687)	(50,662)

Financial income (expenses), net	(419,679)	1,129,994	710,315	(520,988)	(440,952)	(961,940)

CVRD	22

Consolidated

	3Q/05			2Q/05			3Q/04
		Monetary and			Monetary and			Monetary and
		exchange rate			exchange rate			exchange rate
	Financial	variation on		Financial	variation on		Financial	variation on
	expenses	liabilities	Total	expenses	liabilities	Total	expenses	liabilities	Total
Foreign debt	(152,781)	388,288	235,507	(101,289)	780,104	678,815	(132,515)	683,696	551,181
Local debt	(18,959)	129,667	110,708	(54,481)	235,822	181,341	(53,640)	172,097	118,457
Related parties	(5,500)	758	(4,742)	16,459	4,124	20,583	(10,392)	139,389	128,997

	(177,240)	518,713	341,473	(139,311)	1,020,050	880,739	(196,547)	995,182	798,635
Labor, tax and civil contingencies	(65,724)	30,752	(34,972)	(31,575)	(18,697)	(50,272)	(38,618)	(33,910)	(72,528)
Derivatives, net of gain/losses (interest and currencies)	3,106	741	3,847	(5,878)	2,637	(3,241)	(11,701)	7,383	(4,318)
Derivatives, net of gain/losses (gold, aluminum and alumina)	(172,567)	13,380	(159,187)	16,198	41,964	58,162	(60,936)	6,570	(54,366)
CPMF	(34,536)	—	(34,536)	(46,111)	—	(46,111)	(21,754)	—	(21,754)
Other	(62,542)	(94,612)	(157,154)	(40,815)	(85,525)	(126,340)	(145,950)	(210,471)	(356,421)

	(509,503)	468,974	(40,529)	(247,492)	960,429	712,937	(475,506)	764,754	289,248

		Monetary and			Monetary and			Monetary and
		exchange rate			exchange rate			exchange rate
	Financial	variation on		Financial	variation on		Financial	variation on
	income	assets	Total	income	assets	Total	income	assets	Total
Related parties	800	(13,174)	(12,374)	(14,186)	(5,169)	(19,355)	21,105	(414,921)	(393,816)
Marketable securities	60,473	(104,074)	(43,601)	51,507	(230,392)	(178,885)	30,868	(165,349)	(134,481)
Other	4,067	(226,828)	(222,761)	20,816	(453,642)	(432,826)	21,527	(111,003)	(89,476)

	65,340	(344,076)	(278,736)	58,137	(689,203)	(631,066)	73,500	(691,273)	(617,773)

Financial income (expenses), net	(444,163)	124,898	(319,265)	(189,355)	271,226	81,871	(402,006)	73,481	(328,525)

	9M/05			9M/04
		Monetary and			Monetary and
		exchange rate			exchange rate
	Financial	variation on		Financial	variation on
	expenses	liabilities	Total	expenses	liabilities	Total
Foreign debt	(334,780)	1,158,793	824,013	(484,462)	(23,508)	(507,970)
Local debt	(138,010)	354,061	216,051	(172,778)	(8,508)	(181,286)
Related parties	(16,414)	771	(15,643)	(52,273)	93,773	41,500

	(489,204)	1,513,625	1,024,421	(709,513)	61,757	(647,756)

Labor, tax and civil contingencies	(128,310)	(11,660)	(139,970)	(82,832)	(91,787)	(174,619)

Derivatives, net of gain/losses (interest and currencies)	1,816	3,307	5,123	(7,357)	(2,004)	(9,361)
Derivatives, net of gain/losses (gold, aluminum and alumina)	(165,552)	52,161	(113,391)	(185,663)	846	(184,817)
CPMF	(104,231)	—	(104,231)	(82,874)	—	(82,874)
Other	(166,521)	(255,308)	(421,829)	(234,449)	(442,313)	(676,762)

	(1,052,002)	1,302,125	250,123	(1,302,688)	(473,501)	(1,776,189)

		Monetary and			Monetary and
		exchange rate			exchange rate
	Financial	variation on		Financial	variation on
	income	assets	Total	income	assets	Total
Related parties	15,607	(5,236)	10,371	43,988	(246,176)	(202,188)
Marketable securities	155,081	(320,207)	(165,126)	88,781	5,638	94,419
Other	65,629	(672,838)	(607,209)	55,593	98,891	154,484

	236,317	(998,281)	(761,964)	188,362	(141,647)	46,715

Financial income (expenses), net	(815,685)	303,844	(511,841)	(1,114,326)	(615,148)	(1,729,474)

6.20 — Financial Instruments – Derivatives
The main market risks the Company faces are related to interest rates, exchange rates and commodities prices. CVRD has a policy of managing risks through the use of derivative instruments.
The Company’s risk management follows policies and guidelines reviewed and approved by the Board of Directors and Executive Board. These policies and guidelines prohibit speculative trading and short selling and require diversification of transactions and counterparties. The policy of the Company is to settle all contracts financially without physical delivery of the products. The credit limits and creditworthiness of counterparties are also reviewed periodically and are defined according to the rules approved by the Company’s management. The results of hedging are recognized monthly in the financial results.

CVRD	23

The following table shows the movement of gains/loss on derivatives:

	Consolidated
	3Q/05
	Interest
	rates (libor)	Currencies	Gold	Aluminum	Alumina	Total
Gains / (losses) unrealized on 06/30/05	(21,173)	3,719	(69,555)	(127,240)	(50,832)	(265,081)
Financial settlement	1,453	(884)	6,122	15,387	16,072	38,150
Financial expenses, net	3,397	(292)	(21,382)	(116,147)	(35,036)	(169,460)
Monetary variations, net	938	(195)	3,668	6,940	2,772	14,123

Gains / (losses) unrealized on 09/30/05	(15,385)	2,348	(81,147)	(221,060)	(67,024)	(382,268)

						2Q/05

	2Q/05
	Interest
	rates (libor)	Currencies	Gold	Aluminum	Alumina	Total
Gains / (losses) unrealized on 03/31/05	(30,577)	7,192	(83,661)	(138,303)	(134,046)	(379,395)
Financial settlement	10,162	(991)	5,629	22,936	21,657	59,393
Financial expenses, net	(4,239)	(1,638)	(1,228)	(28,254)	45,680	10,321
Monetary variations, net	3,481	(844)	9,705	16,381	15,877	44,600

Gains / (losses) unrealized on 06/30/05	(21,173)	3,719	(69,555)	(127,240)	(50,832)	(265,081)

						3Q/04

	3Q/04
	Interest
	rates (libor)	Currencies	Gold	Aluminum	Alumina	Total
Gains/ (losses) unrealized on 06/30/04	(92,449)	3,485	(78,436)	(115,659)	(91,820)	(374,879)
Financial settlement	7,613	331	634	—	—	8,578
Financial expenses, net	(12,038)	708	(20,246)	(70,150)	(13,948)	(115,674)
Monetary variations, net	7,585	(252)	6,572	—	—	13,905

Gains / (losses) unrealized on 09/30/04	(89,289)	4,272	(91,476)	(185,809)	(105,768)	(468,070)

	Parent Company
	9M/05
	Interest rates
	(libor)	Currencies	Gold	Total
Gains / (losses) unrealized on 12/31/04	(9,268)	9,405	(55,406)	(55,269)
Financial settlement	7,354	(2,081)	9,775	15,048
Financial expenses, net	698	(3,953)	(8,663)	(11,918)
Monetary variations, net	480	(1,023)	7,198	6,655

Gains / (losses) unrealized on 09/30/05	(736)	2,348	(47,096)	(45,484)

	9M/04
	Interest rates
	(libor)	Currencies	Gold	Total
Gains / (losses) unrealized on 12/31/03	(135,977)	15,856	(91,980)	(212,101)
Financial settlement	51,879	(7,413)	4,301	48,767
Financial expenses, net	(3,206)	(4,151)	(4,643)	(12,000)
Monetary variations, net	(1,985)	(20)	846	(1,159)

Gains / (losses) unrealized on 09/30/04	(89,289)	4,272	(91,476)	(176,493)

Maturity dates of the instruments above are as follows:

Gold	December 2008
Interest (LIBOR)	October 2007
Currencies	December 2011
Alumina	December 2008
Aluminum	December 2008

CVRD	24

6.21 — Administrative and Other Operating Expenses

	Consolidated					Parent Company
	3Q/05	2Q/05	3Q/04	09/30/05	09/30/04	09/30/05	09/30/04
Administrative
Personnel	138,272	102,856	90,757	344,878	298,698	181,687	143,016
Services of technical consulting, groundwork and stand-by	89,146	85,066	72,633	236,116	194,925	86,366	67,524
Advertising and publicity	24,422	29,739	14,476	68,761	35,817	67,552	32,273
Depreciation	32,572	29,487	27,462	91,866	85,294	41,331	30,636
Travel expenses	10,116	15,041	6,466	34,161	20,207	29,198	16,191
Rents and taxes	6,255	21,014	12,901	39,569	34,531	21,718	13,961
Community aborigine	3,470	5,042	9,315	13,395	16,453	13,395	16,453
Others	28,407	19,347	11,744	69,055	77,719	18,813	41,311

	332,660	307,592	245,754	897,801	763,644	460,060	361,365

	Consolidated					Parent Company
	3Q/05	2Q/05	3Q/04	09/30/05	09/30/04	09/30/05	09/30/04
Other operating expenses (income)
Provisions for contingencies	118,333	34,490	76,270	178,461	152,936	81,000	139,471
Provision for loss on ICMS credits	15,515	8,709	93,945	24,224	103,927	—	64,000
Provision for profit sharing	52,966	59,992	48,304	159,647	154,985	135,000	140,000
Donations	9,642	26,588	8,518	42,120	26,626	41,770	—
Pension plan	—	17,000	—	17,000	—	17,000	—
Others	92,132	72,991	110,090	207,774	145,399	(20,063)	66,725

	288,588	219,770	337,127	629,226	583,873	254,707	410,196

6.22 — Sale of Assets
Caemi sold its participation in Quebec Cartier Mining Company (QCM) to Dofasto Inc. for R$ 297,700 in July, 2005.
6.23 — Subsequent Events
Issue of US$ 300 million Notes
On October 26, 2005, the Company issued US$ 300 million notes due 2034, priced with yied to maturity (YTM) 7.65% per year. The notes form a single series with the US$ 500 million principal amount of 8.25% guaranteed notes issued on January 15, 2004. (See note 6.13 (f))
Remuneration of Shareholder’s
In October, 2005 CVRD approved the payment of the second installment of the 2005 minimum dividend to shareholders, US$ 500 million, as well as the proposed additional dividend of US$ 300 million. The total payment of US$ 800 million, equivalent to US$ 0.69 per outstanding share was made to CVRD shareholders from October 31, 2005.
The payment of the second installment referring to the minimum remuneration in the amount of US$ 500 millions was made since 10/31/05, as follows:
- R$ 782,000 in the form of interest on shareholders equity, equivalent to R$ 0.67 per common or preferred share outstanding. This value corresponds to US$ 346 million — US$ 0.30 per common or preferred share outstanding.
- R$ 349,350 in the form of dividends, equivalent to R$ 0.30 per common or preferred share outstanding. This amount corresponds to US$ 154 million US$ 0.13 per common or preferred share outstanding.
The additional dividend for this year in the amount of US$ 300 million, equivalent to R$ 678,810 was also paid on October 31, in the form of dividends. This amount corresponds to R$ 0.58 per common or preferred shares outstanding.
Therefore, on October 31, 2005, an amount of R$ 1,810,160 was distributed to CVRD shareholders, corresponding to R$ 1.57 per common or preferred share outstanding.
The total dividend distribution for 2005, of US$ 1,300 million, represents an increase of 65% over the distribution made in 2004 and implies an annual average growth rate of 39% since 2002.

CVRD	25

Part III
7 — Attachment I — Statement of Investments in Subsidiaries

Period ended September 30,2005	In thousands of reals
			Accounting information
	Participation (%)		Assets			Liabilities			Statement of income
													Income	Adjusted
								Adjusted		Cost of	Operating	Non-	tax and	net
								stockholders’	Net	products	income	operating	social	income
	Total	Voting	Current	Long-term	Permanent	Current	Long-term	equity	revenues	and services	(expenses)	result	contribution	(loss)
Subsidiaries (a)
Amazon Iron Ore Overseas Co. Ltd.	100.00	100.00	258,633	6,973	2,465,701	241	986,566	1,744,500	—	—	951,028	—	—	—
ALBRAS — Alumínio Brasileiro S.A.	51.00	51.00	544,498	859,211	1,068,576	793,228	390,854	1,288,203	1,473,784	(1,033,218)	(141,111)	64	(87,689)	211,830
ALUNORTE — Alumina do Norte do Brasil S.A.	57.03	61.74	452,194	161,752	3,014,988	403,183	1,129,343	2,096,408	1,114,680	(743,989)	74,649	(9)	(76,099)	369,232
Brasilux S.A.	100.00	100.00	3,266	32,902	563	14,123	—	22,608	—	—	(3,822)	—	—	(3,822)
Caemi Mineração e Metalurgia S.A.(b)	60.23	100.00	2,148,415	91,001	1,724,384	842,172	754,831	2,366,797	3,301,542	(1,324,876)	(384,380)	186,294	(540,675)	1,237,905
Companhia Paulista de Ferro Ligas	100.00	100.00	185,644	36,829	3,182	147,468	78,243	(56)	—	—	(27,187)	(1,926)	(5,448)	(34,561)
Companhia Portuária Baia de Sepetiba	100.00	100.00	177,661	5,950	150,035	103,787	—	229,859	134,688	(47,161)	8,818	(274)	(32,261)	63,810
CVRD Overseas Ltd.	100.00	100.00	734,486	810,818	722,762	1,503,433	44,600	720,033	2,127,899	(1,581,766)	(79,182)	—	—	466,951
Docepar S.A.	100.00	100.00	21,639	308,660	147	18,761	271,967	39,718	—	—	1,359	—	(439)	920
Ferrovia Centro — Atlântica S.A.	100.00	100.00	301,928	122,445	1,241,941	341,984	1,360,897	(36,567)	517,011	(515,833)	(76,633)	—	46	(75,409)
Florestas Rio Doce S.A.	100.00	100.00	55,579	43,220	3,729	28,286	14,038	60,204	—	—	692	—	(5,794)	(5,102)
Itabira Rio Doce Company Limited — ITACO	100.00	100.00	4,977,822	2,537,668	4,131,038	3,122,403	3,072,838	5,451,287	9,794,624	(7,615,844)	479,598	1,253	1,556	2,661,187
Mineração Tacumã Ltda.	100.00	100.00	154	—	995,935	15,690	1,031,000	(50,601)	—	—	(75,961)	—	—	(75,961)
Navegação Vale do Rio Doce S.A. — DOCENAVE	100.00	100.00	257,417	38,330	693,339	100,986	604,358	283,742	68,645	(28,489)	29,642	97	(22,296)	47,599
Rio Doce Limited	100.00	100.00	159,300	324,951	353,561	147,425	26,807	663,580	348,078	(372,675)	82,535	—	(1,277)	56,661
Rio Doce International Finance Ltd.	100.00	100.00	1,608,866	2,145,171	5,738	372,317	425,538	2,961,920	—	(16,838)	74,913	—	—	58,075
Rio Doce Manganèse Europe — RDME	100.00	100.00	240,406	—	70,250	92,586	6,418	211,652	394,956	(359,990)	(50,170)	(2,578)	(5,820)	(23,602)
Rio Doce Manganése Norway AS	100.00	100.00	84,563	—	59,018	34,505	12,646	96,430	67,311	(58,316)	(40,605)	—	—	(31,610)
Rio Doce Manganês S.A.	100.00	100.00	851,394	179,671	357,563	584,498	99,168	704,962	770,325	(482,591)	(131,033)	(4,996)	(38,178)	113,527
Salobo Metais S.A.	100.00	100.00	399	—	822,999	616	561,072	261,710	—	—	—	—	—	—
TVV — Terminal de Vila Velha S.A.	100.00	99.89	47,927	4,841	54,431	25,053	3,052	79,094	80,396	(52,995)	1,861	—	(10,306)	18,956
Urucum Mineração S.A.	100.00	100.00	97,091	13,270	59,779	48,591	61,595	59,954	133,646	(53,999)	(37,540)	(715)	(15,888)	25,504
Valeoverseas Ltd.	100.00	100.00	33,376	2,051,781	—	33,368	2,051,759	30	—	—	20	—	—	20

Jointly-controlled companies (a)
California Steel Industries, Inc.	50.00	50.00	813,656	5,573	527,448	330,474	333,330	682,873	2,341,402	(2,145,053)	(72,331)	—	(55,835)	68,183
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	50.00	50.00	167,600	56,298	218,398	190,973	87,722	163,601	568,790	(393,013)	(13,554)	91	(65,981)	96,333
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	50.89	51.00	230,537	45,657	68,675	146,040	52,257	146,572	556,747	(365,668)	(20,483)	604	(59,296)	111,904
Companhia ítalo-Brasileira de Pelotização — ITABRASCO	50.90	51.00	218,050	58,289	68,615	160,649	51,269	133,036	517,299	(351,503)	(24,425)	364	(52,311)	89,424
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	51.00	51.11	332,548	64,609	118,096	278,107	33,197	203,949	824,417	(603,787)	(37,003)	—	(67,855)	115,772
Gulf Industrial Investment Co.-GIIC	50.00	50.00	268,653	—	109,823	84,875	11,111	282,490	707,434	(390,168)	(99,378)	—	—	217,888
Minas da Serra Geral S.A. — MSG	50.00	50.00	21,166	12,590	96,403	1,965	30,162	98,032	12,651	(8,436)	(15,101)	994	(202)	(10,094)
Mineração Rio do Norte S.A.	40.00	40.00	167,094	404,852	970,476	543,590	93,674	905,158	724,388	(355,728)	14,584	(7,846)	(37,445)	337,953
MRS Logística S.A.	29.35	28.75	713,907	275,730	1,016,665	723,897	563,721	718,684	1,252,594	(686,232)	(89,388)	(25,728)	(146,395)	304,851
Samarco Mineração S.A.	50.00	50.00	552,035	97,708	1,015,884	489,783	215,566	960,278	1,719,139	(552,624)	(127,011)	(127)	(171,760)	867,617
Valesul Alumínio S.A.	54.51	54.51	183,476	60,262	124,796	73,003	29,439	266,092	360,056	(333,737)	452	1,498	(16,464)	11,805
Baovale Mineração	50.00	100.00	36,297	—	54,704	1,127	—	89,874	21,694	(3,680)	(17,254)	—	(2,432)	(1,672)
Nova Era Silicon S.A.	49.00	49.00	24,617	12,293	45,111	22,162	30,415	29,444	68,179	(55,225)	(14,971)	(7)	(128)	(2,152)
Observation:

(a)	The amounts above refer to figures presented in financial statements of the companies on 09/30/05 and not only the part consolidated.

(b)	Caemi financial statements are consolidated and include $ 112,092 of minority interest and R$ 297,700 refers to the sale of investment on QCM, registered as non-operating result.

CVRD	26

8 — Other Information the Company Deems Relevant
8.1 — Consolidated Iron Ore and Pellet Sales (Main Markets — Not Reviewed)

	Millions of tons
	Quarter						Accumulated
	3Q/05%		2Q/05%		3Q/04%		09/30/05%		09/30/04%
FOREIGN MARKET
ASIA
CHINA	14.9	23	12.3	20	12.1	20	38.7	21	30.5	18
CORÉIA	2.9	5	1.3	2	3.2	5	6.7	4	8.1	5
PHILIPPINES	0.7	1	1.1	2	0.9	1	2.8	2	2.7	2
JAPAN	6.2	10	6.6	11	5.4	9	18.6	10	17.0	10
TAIWAN	1.0	2	0.9	1	1.1	2	3.1	2	3.2	2
OTHERS	0.3	—	0.3	—	0.1	—	1.3	1	1.2	1

	26.0	41	22.5	36	22.8	37	71.2	40	62.7	38

EUROPE
GERMANY	6.3	10	6.5	11	6.8	11	18.7	10	18.4	11
SPAIN	0.9	1	1.1	2	0.9	1	2.9	2	3.1	2
FRANCE	3.0	5	3.0	5	3.2	5	8.6	5	9.0	5
ITALY	1.2	2	1.5	2	0.9	1	4.0	2	1.8	1
ENGLAND	3.1	5	3.4	6	2.3	4	8.7	5	7.2	4
OTHERS	4.9	8	5.1	8	5.5	9	15.1	8	14.7	9

	19.4	31	20.6	34	19.6	31	58.0	32	54.2	32

AMERICAS
ARGENTINA	1.2	2	1.1	2	1.3	2	3.5	2	3.5	2
UNITED STATES	0.9	1	1.1	2	1.1	2	3.3	2	3.6	2
OTHERS	1.3	2	1.8	3	1.6	3	4.9	3	4.7	3

	3.4	5	4.0	7	4.0	7	11.7	7	11.8	7

AFRICA/MID. EAST/AUSTRALIA
BAHRAIN	1.0	2	1.0	2	1.2	2	2.8	2	2.8	2
OTHERS	2.6	4	2.2	4	2.2	4	6.7	4	6.1	4

	3.6	6	3.2	6	3.4	6	9.5	6	8.9	6

	52.4	83	50.3	83	49.8	81	150.4	85	137.6	83

BRAZIL	11.6	17	11.4	17	11.2	19	34.2	15	31.9	17

TOTAL	64.0	100	61.7	100	61.0	100	184.6	100	169.5	100

CVRD	27

(A free translation of the original opinion in Portuguese expressed on Quarterly
Information prepared in accordance with the accounting principles prescribed by
Brazilian Corporate Law)
9 — Report of the Independent Accountants
To the Stockholders and Board of Directors of
Companhia Vale do Rio Doce
Rio de Janeiro — RJ
1.	We have carried out a limited review of the Quarterly Financial Information (ITR) of Companhia Vale do Rio Doce, holding company and consolidated, in respect of the quarter ended September 30, 2005, prepared in accordance with the accounting practices adopted in Brazil and under the responsibility of the Company’s management, comprising the balance sheets, the statements of income and the comments on the Company’s performance.
2.	Except as mentioned in paragraph 3, our limited review was carried out in accordance with the specific procedures established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Board, and consisted mainly of: (a) inquires and discussion with the officers responsible for the Company’s and its investees’ accounting, financial and operational areas about the procedures adopted for preparing the Quarterly Financial Information (ITR), and (b) review of the information and subsequent events which have, or may have, relevant effects on the Company’s and its investees’ financial positions and operations.
3.	The financial statements as of September 30, 2005, of certain subsidiaries, jointly-owned and associated companies, in which there are relevant investments, have not been reviewed by independent auditors. Accordingly, the conclusions resulting from our review do not cover the amounts of R$7,682,593 thousand of these investments and R$1,055,479 thousand of the income generated by them for the quarter then ended.
4.	Based on our limited review, except for the effects of the adjustments, if any, which might have been required if the financial statements of the subsidiaries, jointly-owned and associated companies mentioned in paragraph 3 had been reviewed by independent auditors, we are not aware of any relevant adjustment which should be made to the Quarterly Financial Information (ITR), referred to in paragraph 1, for it to be in accordance with the rules issued by the Brazilian Securities Commission (CVM) specifically applicable to the preparation of the obligatory Quarterly Financial Information (ITR).
5.	Our limited review was conducted for the purpose of issuing our report on the Quarterly Financial Information (ITR) referred to in paragraph 1, taken as a whole. The statements of cash flows, holding company and consolidated, are presented as additional information, and are not a required part of the Quarterly Financial Information. Such statements have been subjected to the review procedures described in paragraph 2 and we are not aware of any material adjustment that should be made to such statements for them to be adequately presented in relation to the Quarterly Financial Information.
6.	We have previously reviewed the balance sheets, holding company and consolidated, as of June 30, 2005 and the statements of income for the quarter and period of six months ended September 30, 2004, presented for comparison purposes, as an integral part of the Company’s result for the period of nine months ended September 30, 2004, and issued our reports dated August 10, 2005 and November 10, 2004, respectively, including a qualification regarding the financial statements of certain subsidiaries, jointly-owned and associated companies, which have not been reviewed by independent auditors. Additionally, the statement of income for the quarter ended March 31, 2004, presented for comparison purposes, as an integral part of the Company’s result for the nine months period ended September 30, 2004, was reviewed by other independent auditors, whose report, dated May 7, 2004, included a qualification regarding the financial statements of certain subsidiaries, jointly-owned and associated companies, which have not been reviewed by independent auditors.
Rio de Janeiro, November 9, 2005

DELOITTE TOUCHE TOHMATSU	Marcelo Cavalcanti Almeida
Independent Auditors	Accountant

CVRD	28

10 —	Board of Directors, Advisory Committees, Fiscal Council, Executive Officers and Technical Responsibles

Board of Directors	Fiscal Council
Sérgio Ricardo Silva Rosa	José Bernardo de Medeiros Neto
Chairman
Marcelo Amaral Moraes
Arlindo Magno de Oliveira
Aníbal Moreira dos Santos
Eduardo Fernando Jardim Pinto
Joaquim Vieira Ferreira Levy
Erik Persson
Executive Officers
Francisco Augusto da Costa e Silva
Roger Agnelli
Jaques Wagner	Chief Executive Officer

Hiroshi Tada	Murilo Pinto de Oliveira Ferreira
Executive Officer for Equity Holdings and Business Development
Mário da Silveira Teixeira Júnior
José Carlos Martins
Oscar Augusto de Camargo Filho	Executive Officer for Ferrous Minerals

Renato da Cruz Gomes	Carla Grasso
Executive Officer for Human Resources and Corporate Services
Jorge Luiz Pacheco
José Lancaster
Advisory Committees of the Board of Directors
Fábio de Oliveira Barbosa
Accounting Committee	Chief Financial Officer
Antonio José de Figueiredo Ferreira
Inácio Clemente da Silva	Gabriel Stoliar
Paulo Roberto Ferreira de Medeiros	Executive Officer for Planning

Executive Development Committee	Guilherme Rodolfo Laager
Arlindo Magno de Oliveira	Executive Officer for Logistics
João Moisés de Oliveira
Olga Loffredi
Oscar Augusto de Camargo Filho

Strategic Committee
Roger Agnelli
Gabriel Stoliar
Cézar Manoel de Medeiros
José Roberto Mendonça de Barros
Luciano Coutinho

Finance Committee
Roger Agnelli
Fábio de Oliveira Barbosa
Rômulo de Mello Dias	Marcus Vinícius Dias Severini	Otto de Souza Marques Junior
Wanderlei Viçoso Fagundes	Chief Accountant	Chief Officer of Control Department
Wanderley Rezende de Souza	CRC-RJ 093982/O-3

Governance and Ethics Committee
Renato da Cruz Gomes
Ricardo Simonsen
Ricardo Carvalho Giambroni

CVRD

Equity Investee Information — 09/30/2005
CAEMI (Adjusted and Unaudited)

Information		2005					2004
		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total

IRON ORE
Quantity sold — external market	MT (thousands)	9,560	9,949	10,737		30,246	7,855	7,407	9,311	9,446	34,019
Quantity sold — internal market	MT (thousands)	1,946	2,388	2,673		7,007	1,941	2,851	2,525	2,349	9,666

Quantity sold — total	MT (thousands)	11,506	12,337	13,410		37,253	9,796	10,258	11,836	11,795	43,685

Average sales price — external market	US$	22.49	39.40	38.69		33.80	18.95	22.68	21.63	22.50	21.48
Average sales price — internal market	US$	17.91	32.29	26.63		26.14	14.14	14.62	15.33	17.62	15.44
Average sales price — total	US$	21.71	38.02	36.30		32.36	18.00	20.44	20.28	21.53	20.14

REFRACTORY BAUXITE
Quantity sold — external market	MT (thousands)	—	—	—		—	19	—	—	—	19
Quantity sold — internal market	MT (thousands)	—	—	—		—	1	—	—	—	1

Quantity sold — total	MT (thousands)	—	—	—		—	20	—	—	—	20

Average sales price — external market	US$	—	—	—		—	148.20	—	—	—	148.20
Average sales price — internal market	US$	—	—	—		—	158.00	—	—	—	158.00
Average sales price — total	US$	—	—	—		—	148.67	—	—	—	148.67
KAOLIN
Quantity sold — external market	MT (thousands)	253	267	253		773	169	175	170	156	670
Quantity sold — internal market	MT (thousands)	29	29	32		90	18	18	20	18	74

Quantity sold — total	MT (thousands)	282	296	285		863	187	193	190	174	744

Average sales price — external market	US$	167.32	175.04	175.68		172.72	153.64	161.84	161.44	164.46	160.28
Average sales price — internal market	US$	197.76	202.59	212.12		204.42	210.17	184.56	200.15	235.06	207.29
Average sales price — total	US$	170.45	177.74	178.81		175.71	159.08	163.94	165.51	171.86	164.97
TRANSPORTATION SERVICES (*)
Quantity sold — internal market	MT (thousands)	25,190	27,196	28,059		80,445	21,819	24,314	25,632	26,333	98,098

Quantity sold — total	MT (thousands)	25,190	27,196	28,059		80,445	21,819	24,314	25,632	26,333	98,098

Average sales price — internal market	US$	6.75	6.93	8.15		7.30	5.29	5.05	5.36	5.65	5.35
Average sales price — total	US$	6.75	6.93	8.15		7.30	5.29	5.05	5.36	5.65	5.35

Long-term indebtedness, gross	US$	302,148	251,929	241,930		241,930	264,849	240,950	253,802	254,404	254,404
Short-term indebtedness, gross	US$	24,289	16,404	5,398		5,398	17,506	12,747	8,704	5,740	5,740

Total indebtedness, gross	US$	326,437	268,333	247,328		247,328	282,355	253,697	262,506	260,144	260,144

Stockholders’ equity	R$	1,462,327	1,941,515	2,366,797		2,366,797	1,093,177	1,264,784	1,440,263	1,299,998	1,299,998

Net operating revenues	R$	791,929	1,443,115	1,272,292		3,507,336	600,043	708,137	791,505	798,288	2,897,973
Cost of products	R$	(425,534)	(469,499)	(492,784)		(1,387,817)	(329,928)	(303,719)	(369,268)	(355,774)	(1,358,689)
Other expenses/revenues	R$	(96,083)	(97,241)	(103,935)		(297,259)	(58,450)	(72,877)	(72,442)	(134,543)	(338,312)
Depreciation, amortization and depletion	R$	79,166	75,302	86,620		241,088	45,016	46,239	47,218	60,051	198,524

EBITDA	R$	349,478	951,677	762,193		2,063,348	256,681	377,780	397,013	368,022	1,399,496
Depreciation, amortization and depletion	R$	(79,166)	(75,302)	(86,620)		(241,088)	(45,016)	(46,239)	(47,218)	(60,051)	(198,524)

EBIT	R$	270,312	876,375	675,573		1,822,260	211,665	331,541	349,795	307,971	1,200,972
Sale of assets	R$	—	—	297,700		297,700	—	—	—	—	—
Result of equity investments	R$	7,401	30,261	(26,769)		10,893	4,709	1,416	(4,606)	(9,508)	(7,989)
Net financial results	R$	6,735	(99,285)	(58,028)		(150,578)	(19,576)	(18,750)	(41,415)	(42,375)	(122,116)

Income before income tax and social contribution	R$	284,448	807,351	888,476		1,980,275	196,798	314,207	303,774	256,088	1,070,867
Income tax and social contribution	R$	(93,354)	(256,398)	(231,782)		(581,534)	(67,048)	(108,211)	(98,650)	(78,044)	(351,953)
Minority interest	R$	(28,764)	(77,048)	(55,024)		(160,836)	(21,163)	(34,389)	(29,645)	(26,886)	(112,083)

Net income	R$	162,330	473,905	601,670		1,237,905	108,587	171,607	175,479	151,158	606,831

(*)	Railroad service 100% MRS

Aluminum Area — Albras (Adjusted and Unaudited)

Information	2005						2004
		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total

Quantity sold — external market	MT (thousand)	104	106	106		316	94	115	96	108	413
Quantity sold — internal market	MT (thousand)	5	4	6		15	3	4	5	5	17

Quantity sold — total	MT (thousand)	109	110	112	—	331	97	119	101	113	430

Average sales price — external market	US$	1,787.71	1,819.42	1,754.44		1,787.19	1,565.46	1,626.62	1,644.42	1,728.79	1,643.55
Average sales price — internal market	US$	1,860.15	1,874.87	1,588.67		1,755.48	1,618.11	1,660.01	1,700.23	1,787.36	1,701.90
Average sales price — total	US$	1,790.92	1,821.74	1,745.56		1,785.75	1,567.28	1,627.72	1,647.09	1,731.32	1,645.86

Long-term indebtedness, gross	US$	171,996	152,240	132,411		132,411	319,259	263,992	243,995	202,426	202,426
Short-term indebtedness, gross	US$	23,126	142,494	189,705	—	189,705	—	—	—	—	—

Total indebtedness, gross	US$	195,122	294,734	322,116	—	322,116	319,259	263,992	243,995	202,426	202,426

Stockholders’ equity	R$	1,168,783	1,308,065	1,288,203		1,288,203	834,690	1,028,215	1,143,038	1,076,202	1,076,202

Net operating revenues	R$	520,606	495,887	457,291		1,473,784	442,246	587,060	494,300	542,256	2,065,862
Cost of products	R$	(352,950)	(347,478)	(332,790)		(1,033,218)	(257,968)	(345,548)	(288,688)	(392,178)	(1,284,382)
Other expenses/revenues	R$	(28,479)	(20,104)	(27,808)		(76,391)	(30,335)	(26,362)	(16,525)	(39,212)	(112,434)
Depreciation, amortization and depletion	R$	15,497	17,308	17,167		49,972	16,327	16,468	16,902	17,185	66,882

EBITDA	R$	154,674	145,613	113,860	—	414,147	170,270	231,618	205,989	128,051	735,928
Depreciation, amortization and depletion	R$	(15,497)	(17,308)	(17,167)		(49,972)	(16,327)	(16,468)	(16,902)	(17,185)	(66,882)

EBIT	R$	139,177	128,305	96,693	—	364,175	153,943	215,150	189,087	110,866	669,046
Impairment	R$	—	—	—		—	(4,949)	646	(145)	(629)	(5,077)
Net financial results	R$	(23,676)	51,258	(92,238)		(64,656)	(100,561)	(49,206)	(59,007)	31,420	(177,354)

Income before income tax and social contribution	R$	115,501	179,563	4,455	—	299,519	48,433	166,590	129,935	141,657	486,615
Income tax and social contribution	R$	(23,012)	(40,280)	(24,397)		(87,689)	(53,603)	26,935	(15,111)	(2,388)	(44,167)

Net income (loss)	R$	92,489	139,283	(19,942)	—	211,830	(5,170)	193,525	114,824	139,269	442,448

Aluminum Area — Alunorte (Adjusted and Unaudited)

Information		2005					2004
		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total

Quantity sold — external market	MT (thousand)	395	366	404		1,165	439	343	487	414	1,683
Quantity sold — internal market	MT (thousand)	263	249	271		783	231	212	216	218	877

Quantity sold — total	MT (thousand)	658	615	675		1,948	670	555	703	632	2,560

Average sales price — external market	US$	244.47	249.98	239.25		244.39	204.29	234.99	225.85	230.49	223.23
Average sales price — internal market	US$	231.66	234.08	204.17		222.92	207.14	210.68	206.77	221.70	211.52
Average sales price — total	US$	239.35	241.38	225.17		235.76	205.30	225.71	222.76	227.46	219.99

Long-term indebtedness, gross	US$	463,697	454,423	546,318		546,318	360,762	350,874	333,550	402,458	402,458
Short-term indebtedness, gross	US$	33,143	—	33,652		33,652	90,004	64,135	57,680	9,155	9,155

Total indebtedness, gross	US$	496,840	454,423	579,970		579,970	450,766	415,009	391,230	411,613	411,613

Stockholders’ equity	R$	1,727,554	2,042,051	2,096,408		2,096,408	970,319	1,243,699	1,432,074	1,636,985	1,636,985

Net operating revenues	R$	406,704	350,888	357,088		1,114,680	384,835	375,161	448,134	385,819	1,593,949
Cost of products	R$	(237,859)	(235,776)	(270,354)		(743,989)	(238,121)	(207,398)	(279,515)	(230,991)	(956,025)
Other expenses/revenues	R$	(18,903)	(13,848)	(1,403)		(34,154)	(12,070)	(10,699)	(11,736)	(17,215)	(51,720)
Depreciation, amortization and depletion	R$	22,815	22,170	20,885		65,870	19,004	19,878	21,712	22,736	83,330

EBITDA	R$	172,757	123,434	106,216		402,407	153,648	176,942	178,595	160,349	669,534
Depreciation, amortization and depletion	R$	(22,815)	(22,170)	(20,885)		(65,870)	(19,004)	(19,878)	(21,712)	(22,736)	(83,330)

EBIT	R$	149,942	101,264	85,331		336,537	134,644	157,064	156,883	137,613	586,204
Net financial results	R$	(22,152)	138,235	(7,289)		108,794	(86,599)	(80,399)	34,019	(29,161)	(162,140)

Income before income tax and social contribution	R$	127,790	239,499	78,042		445,331	48,045	76,665	190,902	108,452	424,064
Income tax and social contribution	R$	(12,328)	(40,093)	(23,678)		(76,099)	(11,001)	51,642	(2,530)	(34,923)	3,188

Net income	R$	115,462	199,406	54,364		369,232	37,044	128,307	188,372	73,529	427,252

Aluminum Area — MRN (Adjusted and Unaudited)

Information		2005					2004
		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total

Quantity sold — external market	MT (thousand)	1,426	1,461	1,433		4,320	1,106	1,157	1,699	1,715	5,677
Quantity sold — internal market	MT (thousand)	2,431	2,972	3,165		8,568	2,198	2,834	2,728	3,016	10,776

Quantity sold — total	MT (thousand)	3,857	4,433	4,598		12,888	3,304	3,991	4,427	4,731	16,453

Average sales price — external market	US$	26.01	26.61	27.23		26.62	22.00	22.70	23.89	25.10	23.64
Average sales price — internal market	US$	22.27	22.78	23.31		22.83	18.84	19.43	20.45	21.49	20.14
Average sales price — total	US$	24.14	24.70	25.27		24.74	19.90	20.38	21.77	22.80	21.35

Long-term indebtedness, gross	US$	26,209	17,235	7,149		7,149	39,956	59,606	53,275	40,340	40,340
Short-term indebtedness, gross	US$	189,191	237,756	215,871		215,871	191,833	171,208	148,665	150,263	150,263

Total indebtedness, gross	US$	215,400	254,991	223,020		223,020	231,789	230,814	201,940	190,603	190,603

Stockholders’ equity	R$	849,174	793,951	905,158		905,158	776,584	728,781	879,701	870,021	870,021

Net operating revenues	R$	224,543	239,597	260,248		724,388	178,101	241,884	261,556	265,335	946,876
Cost of products	R$	(97,810)	(117,745)	(140,173)		(355,728)	(74,584)	(97,803)	(105,217)	(116,379)	(393,983)
Other expenses/revenues	R$	(5,638)	(6,678)	(4,291)		(16,607)	(3,207)	(2,356)	(11,330)	(8,467)	(25,360)
Depreciation, amortization and depletion	R$	25,576	25,979	26,543		78,098	25,452	25,521	26,052	26,130	103,155

EBITDA	R$	146,671	141,153	142,327		430,151	125,762	167,246	171,061	166,619	630,688
Depreciation, amortization and depletion	R$	(25,576)	(25,979)	(26,543)		(78,098)	(25,452)	(25,521)	(26,052)	(26,130)	(103,155)

EBIT	R$	121,095	115,174	115,784		352,053	100,310	141,725	145,009	140,489	527,533
Net financial results	R$	(6,192)	20,883	8,654		23,345	(5,823)	(23,067)	18,484	7,515	(2,891)

Income before income tax and social contribution	R$	114,903	136,057	124,438		375,398	94,487	118,658	163,493	148,004	524,642
Income tax and social contribution	R$	(11,939)	(12,277)	(13,229)		(37,445)	(10,712)	(12,030)	(12,572)	(12,949)	(48,263)

Net income	R$	102,964	123,780	111,209		337,953	83,775	106,628	150,921	135,055	476,379

Aluminum Area — Valesul (Adjusted and Unaudited)

Information		2005					2004
		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total

Quantity sold — external market	MT (thousand)	12	12	8		32	15	15	12	12	54
Quantity sold — internal market	MT (thousand)	11	12	12		35	10	10	12	12	44

Quantity sold — total	MT (thousand)	23	24	20		67	25	25	24	24	98

Average sales price — external market	US$	1,927.69	2,030.87	1,999.47		1,984.33	1,676.30	1,802.97	1,782.17	1,846.29	1,772.79
Average sales price — internal market	US$	2,578.41	2,674.31	2,565.35		2,606.81	2,240.26	2,214.30	2,330.97	2,435.48	2,312.34
Average sales price — total	US$	2,494.08	2,216.68	2,339.00		2,348.42	1,903.80	1,969.71	2,063.19	2,137.55	2,016.89

Long-term indebtedness, gross	US$	287	234	156		156	603	475	434	378	378
Short-term indebtedness, gross	US$	437	456	461		461	748	503	590	490	490

Total indebtedness, gross	US$	724	690	617		617	1,351	978	1,024	868	868

Stockholders’ equity	R$	286,773	273,861	266,092		266,092	272,773	253,713	273,304	272,988	272,988

Net operating revenues	R$	127,649	125,658	106,749		360,056	127,513	146,194	135,217	132,245	541,169
Cost of products	R$	(110,835)	(115,305)	(107,597)		(333,737)	(101,823)	(112,509)	(111,915)	(103,767)	(430,014)
Other expenses/revenues	R$	260	2,958	(3,078)		140	(3,473)	(7,424)	1,013	(5,709)	(15,593)
Depreciation, amortization and depletion	R$	3,622	3,673	3,397		10,692	3,923	4,158	3,814	3,656	15,551

EBITDA	R$	20,696	16,984	(529)		37,151	26,140	30,419	28,129	26,425	111,113
Depreciation, amortization and depletion	R$	(3,622)	(3,673)	(3,397)		(10,692)	(3,923)	(4,158)	(3,814)	(3,656)	(15,551)

EBIT	R$	17,074	13,311	(3,926)		26,459	22,217	26,261	24,315	22,769	95,562
Net financial results	R$	3,269	(1,886)	427		1,810	866	1,149	1,575	1,335	4,925

Income before income tax and social contribution	R$	20,343	11,425	(3,499)		28,269	23,083	27,410	25,890	24,104	100,487
Income tax and social contribution	R$	(6,558)	(5,638)	(4,268)		(16,464)	(5,659)	(6,472)	(6,299)	(6,465)	(24,895)

Net income	R$	13,785	5,787	(7,767)		11,805	17,424	20,938	19,591	17,639	75,592

Pellets Area — Hispanobras (Adjusted and Unaudited)

Information		2005					2004
		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total

Quantity sold — external market	MT (thousand)	500	459	320		1,279	425	99	246	442	1,212
Quantity sold — internal market	MT (thousand)	620	550	730		1,900	460	790	795	675	2,720

Quantity sold — total	MT (thousand)	1,120	1,009	1,050		3,179	885	889	1,041	1,117	3,932

Average sales price — external market	US$	38.46	69.35	72.19		57.98	32.48	57.40	38.57	39.18	38.20
Average sales price — internal market	US$	38.43	50.85	74.00		55.69	31.18	42.37	37.67	38.62	38.17
Average sales price — total	US$	38.45	59.27	73.45		56.62	31.83	44.04	37.88	38.84	38.18

Stockholders’ equity	R$	125,019	189,084	146,572		146,572	94,698	113,301	119,917	114,501	114,501

Net operating revenues	R$	114,014	264,887	177,846		556,747	81,893	121,437	118,855	120,498	442,683
Cost of products	R$	(93,145)	(151,833)	(120,690)		(365,668)	(81,144)	(96,794)	(96,161)	(91,135)	(365,234)
Other expenses/income	R$	(4,136)	(2,239)	(2,100)		(8,475)	3,291	5,921	(3,873)	(7,115)	(1,776)
Depreciation, amortization and depletion	R$	1,091	1,123	651		2,865	2,525	1,102	1,092	1,091	5,810

EBITDA	R$	17,824	111,938	55,707		185,469	6,565	31,666	19,913	23,339	81,483
Depreciation, amortization and depletion	R$	(1,091)	(1,123)	(651)		(2,865)	(2,525)	(1,102)	(1,092)	(1,091)	(5,810)

EBIT	R$	16,733	110,815	55,056		182,604	4,040	30,564	18,821	22,248	75,673
Net financial results	R$	394	(9,301)	(2,497)		(11,404)	(593)	1,253	(5,175)	(2,571)	(7,086)

Income before income tax and social contribution	R$	17,127	101,514	52,559		171,200	3,447	31,817	13,646	19,677	68,587
Income tax and social contribution	R$	(6,607)	(34,818)	(17,871)		(59,296)	(1,434)	(10,988)	(4,857)	(7,656)	(24,935)

Net income	R$	10,520	66,696	34,688		111,904	2,013	20,829	8,789	12,021	43,652

Pellets Area — Itabrasco (Adjusted and Unaudited)

Information		2005					2004
		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total

Quantity sold — external market	MT (thousand)	769	730	670		2,169	762	903	486	674	2,825
Quantity sold — internal market	MT (thousand)	176	230	340		746	—	105	260	407	772

Quantity sold — total	MT (thousand)	945	960	1,010		2,915	762	1,008	746	1,081	3,597

Average sales price — external market	US$	39.14	71.97	73.16		60.70	32.84	43.39	39.02	39.15	38.78
Average sales price — internal market	US$	39.40	73.27	73.78		65.51	—	38.29	39.33	39.28	39.16
Average sales price — total	US$	39.18	72.29	73.37		61.93	32.84	42.86	39.13	39.20	38.86

Short-term indebtedness, gross	US$	3,980	8,658	—		—	557	7,931	567	—	—

Total indebtedness, gross	US$	3,980	8,658	—		—	557	7,931	567	—	—

Stockholders’ equity	R$	93,593	157,459	133,036		133,036	65,673	79,100	83,819	89,407	89,407

Net operating revenues	R$	98,767	246,386	172,146		517,299	72,293	132,327	86,404	117,273	408,297
Cost of products	R$	(83,745)	(144,813)	(122,945)		(351,503)	(70,203)	(110,634)	(71,500)	(101,464)	(353,801)
Other expenses/revenues	R$	(5,513)	(3,487)	(6,640)		(15,640)	(283)	3,538	(4,404)	(7,332)	(8,481)
Depreciation, amortization and depletion	R$	107	311	1,503		1,921	498	622	597	491	2,208

EBITDA	R$	9,616	98,397	44,064		152,077	2,305	25,853	11,097	8,968	48,223
Depreciation, amortization and depletion	R$	(107)	(311)	(1,503)		(1,921)	(498)	(622)	(597)	(491)	(2,208)

EBIT	R$	9,509	98,086	42,561		150,156	1,807	25,231	10,500	8,477	46,015
Result of equity investiments	R$	—	—	129		129	—	—	—	170	170
Net financial results	R$	(1,446)	(909)	(6,195)		(8,550)	(14)	(1,015)	(1,805)	1,258	(1,576)

Income before income tax and social contribution	R$	8,063	97,177	36,495		141,735	1,793	24,216	8,695	9,905	44,609
Income tax and social contribution	R$	(3,879)	(33,311)	(15,121)		(52,311)	(679)	(8,767)	(3,976)	(4,317)	(17,739)

Net income	R$	4,184	63,866	21,374		89,424	1,114	15,449	4,719	5,588	26,870

Pellets Area — Kobrasco (Adjusted and Unaudited)

Information		2005					2004
		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total

Quantity sold — external market	MT (thousand)	597	980	782		2,359	617	437	852	549	2,455
Quantity sold — internal market	MT (thousand)	662	329	400		1,391	623	460	320	544	1,947

Quantity sold — total	MT (thousand)	1,259	1,309	1,182		3,750	1,240	897	1,172	1,093	4,402

Average sales price — external market	US$	38.08	71.48	75.54		64.37	34.27	38.04	37.94	38.20	37.09
Average sales price — internal market	US$	39.32	73.80	71.98		56.87	33.26	39.59	38.96	39.36	37.40
Average sales price — total	US$	38.73	72.26	74.34		61.66	33.76	38.84	38.22	38.77	37.24

Long-term indebtedness, gross	US$	87,228	69,632	49,241		49,241	96,512	92,206	87,344	83,166	83,166

Total indebtedness, gross	US$	87,228	69,632	49,241		49,241	96,512	92,206	87,344	83,166	83,166

Stockholders’ equity	R$	77,945	144,269	163,601		163,601	14,633	15,341	44,033	67,268	67,268

Net operating revenues	R$	130,246	230,800	207,744		568,790	121,982	105,641	135,138	118,048	480,809
Cost of products	R$	(97,776)	(152,162)	(143,075)		(393,013)	(106,312)	(92,233)	(107,020)	(95,834)	(401,399)
Other expenses/revenues	R$	(9,421)	(12)	(27,215)		(36,648)	2,210	8,290	(4,827)	(3,141)	2,532
Depreciation, amortization and depletion	R$	2,286	2,309	2,428		7,023	2,269	2,279	2,286	2,286	9,120

EBITDA	R$	25,335	80,935	39,882		146,152	20,149	23,977	25,577	21,359	91,062
Depreciation, amortization and depletion	R$	(2,286)	(2,309)	(2,428)		(7,023)	(2,269)	(2,279)	(2,286)	(2,286)	(9,120)

EBIT	R$	23,049	78,626	37,454		139,129	17,880	21,698	23,291	19,073	81,942
Net financial results	R$	(3,412)	22,858	3,739		23,185	(3,769)	(20,954)	21,078	16,936	13,291

Income before income tax and social contribution	R$	19,637	101,484	41,193		162,314	14,111	744	44,369	36,009	95,233
Income tax and social contribution	R$	(8,962)	(35,160)	(21,859)		(65,981)	(5,555)	(36)	(15,678)	(12,772)	(34,041)

Net income	R$	10,675	66,324	19,334		96,333	8,556	708	28,691	23,237	61,192

Pellets Area — Nibrasco (Adjusted and Unaudited)

Information		2005					2004
		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total

Quantity sold — external market	MT (thousand)	675	627	827		2,129	563	803	776	833	2,975
Quantity sold — internal market — CVRD	MT (thousand)	996	1,149	1,000		3,145	1,327	903	899	779	3,908
Quantity sold — internal market — Others	MT (thousand)	35	34	35		104	33	33	31	30	127

Quantity sold — total	MT (thousand)	1,706	1,810	1,827		5,378	1,923	1,739	1,706	1,642	7,010

Average sales price — external market	US$	37.13	64.94	86.42		64.47	31.45	34.49	40.37	36.40	35.98
Average sales price — internal market	US$	37.77	68.70	106.16		70.82	31.51	35.96	37.51	37.40	35.09
Average sales price — total	US$	37.51	67.39	97.22		66.94	31.49	33.23	38.84	36.90	34.98

Long-term indebtedness, gross	US$	3,584	4,067	4,301		4,301	—	—	3,343	3,614	3,614
Short-term indebtedness, gross	US$	—	—	—		—	1,200	—	—	—	—

Total indebtedness, gross	US$	3,584	4,067	4,301		4,301	1,200	—	3,343	3,614	3,614

Stockholders’ equity	R$	174,274	154,264	203,949		203,949	115,823	128,711	143,243	161,421	161,421

Net operating revenues	R$	185,388	326,254	312,775		824,417	188,081	201,815	216,426	186,261	792,583
Cost of products	R$	(156,223)	(237,686)	(209,878)		(603,787)	(170,722)	(172,775)	(183,788)	(142,879)	(670,164)
Other expenses/revenues	R$	(4,148)	(4,460)	(16,738)		(25,346)	7,031	12,290	(5,527)	(21,831)	(8,037)
Depreciation, amortization and depletion	R$	1,400	1,766	1,998		5,164	2,490	2,250	1,419	1,417	7,576

EBITDA	R$	26,417	85,874	88,157		200,448	26,880	43,580	28,530	22,968	121,958
Depreciation, amortization and depletion	R$	(1,400)	(1,766)	(1,998)		(5,164)	(2,490)	(2,250)	(1,419)	(1,417)	(7,576)

EBIT	R$	25,017	84,108	86,159		195,284	24,390	41,330	27,111	21,551	114,382
Net financial results	R$	(1,193)	(2,808)	(7,656)		(11,657)	(380)	(85)	(3,512)	7,794	3,817

Income (loss) before income tax and social contribution	R$	23,824	81,300	78,503		183,627	24,010	41,245	23,599	29,345	118,199
Income tax and social contribution	R$	(10,969)	(28,068)	(28,818)		(67,855)	(9,318)	(12,803)	(9,067)	(11,167)	(42,355)

Net income (loss)	R$	12,855	53,232	49,685		115,772	14,692	28,442	14,532	18,178	75,844

Pellets Area — Samarco (Adjusted and Unaudited)

Information		2005					2004
		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total

Quantity sold — pellets	MT (thousand)	3,297	3,024	3,666		9,987	3,462	3,177	3,264	3,918	13,821
Quantity sold — iron ore	MT (thousand)	239	431	407		1,077	497	471	688	367	2,023

Average sales price — pellets	US$	43.88	76.50	80.98		67.38	39.31	39.11	38.89	40.62	39.54
Average sales price — iron ore	US$	31.04	32.18	38.68		34.38	16.88	19.66	21.78	21.28	19.99

Long-term indebtedness, gross	US$	51,856	42,249	41,753		41,753	21,400	46,067	42,067	58,300	58,300
Short-term indebtedness, gross	US$	156,449	139,796	155,508		155,508	173,753	152,845	139,007	140,503	140,503

Total indebtedness, gross	US$	208,305	182,045	197,261		197,261	195,153	198,912	181,074	198,803	198,803

Stockholders’ equity	R$	766,718	934,777	960,278		960,278	625,633	557,528	661,925	569,025	569,025

Net operating revenues	R$	410,681	611,776	696,682		1,719,139	372,919	404,208	423,799	479,900	1,680,826
Cost of products	R$	(167,808)	(175,655)	(209,161)		(552,624)	(165,160)	(154,345)	(172,591)	(217,391)	(709,487)
Other expenses	R$	(27,954)	(74,243)	(18,806)		(121,003)	(30,828)	(45,910)	(42,137)	(54,813)	(173,688)
Depreciation, amortization and depletion	R$	11,426	11,726	14,998		38,150	11,373	11,744	12,744	12,008	47,869

EBITDA (*)	R$	226,345	373,604	483,713		1,083,662	188,304	215,697	221,815	219,704	845,520
Depreciation, amortization and depletion	R$	(11,426)	(11,726)	(14,998)		(38,150)	(11,373)	(11,744)	(12,744)	(12,008)	(47,869)

EBIT	R$	214,919	361,878	468,715		1,045,512	176,931	203,953	209,071	207,696	797,651
Result of equity investments	R$	6,705	8,521	10,455		25,681	11,109	(4,762)	19,788	(785)	25,350
Net financial results	R$	13,204	694	(45,714)		(31,816)	(4,618)	(53,845)	41,281	2,441	(14,741)

Income before income tax and social contribution	R$	234,828	371,093	433,456		1,039,377	183,422	145,346	270,140	209,352	808,260
Income tax and social contribution	R$	(37,135)	(60,045)	(74,580)		(171,760)	(31,058)	(18,267)	(58,247)	(396)	(107,968)

Net income	R$	197,693	311,048	358,876		867,617	152,364	127,079	211,893	208,956	700,292

Pellets Area — GIIC (Adjusted and Unaudited)

Information		2005					2004
		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total

Quantity sold — external market	MT (thousands)	710	1,058	893		2,661	906	683	1,003	1,092	3,684

Average sales price — external market	US$	88.06	118.15	109.34		107.16	52.68	58.27	55.78	54.82	55.19

Long-term indebtedness, gross	US$	10,000	10,000	5,000		5,000	20,000	20,000	25,000	25,000	25,000

Total indebtedness, gross	US$	10,000	10,000	5,000		5,000	20,000	20,000	25,000	25,000	25,000

Stockholders’ equity	R$	302,732	327,589	282,490		282,490	221,358	239,629	245,145	239,453	239,453

Net operating revenues	R$	166,812	320,533	220,089		707,434	138,158	121,300	166,624	185,011	611,093
Cost of products	R$	(101,650)	(155,898)	(132,620)		(390,168)	(103,595)	(101,937)	(131,123)	(137,183)	(473,838)
Other expenses	R$	(3,251)	(46,137)	(23,004)		(72,392)	(11,268)	(9,109)	(9,802)	(16,058)	(46,237)
Depreciation, amortization and depletion	R$	1,756	1,681	1,627		5,064	1,893	2,008	1,992	1,870	7,763

EBITDA	R$	63,667	120,179	66,092		249,938	25,188	12,262	27,691	33,640	98,781
Depreciation, amortization and depletion	R$	(1,756)	(1,681)	(1,627)		(5,064)	(1,893)	(2,008)	(1,992)	(1,870)	(7,763)

EBIT	R$	61,911	118,498	64,465		244,874	23,295	10,254	25,699	31,770	91,018
Gain/loss in translation of currency	R$	(69)	(15,559)	3,260		(12,368)	110	1,779	(3,817)	(5,515)	(7,443)
Net financial results	R$	398	96	(15,112)		(14,618)	(229)	(463)	42	103	(547)

Net income	R$	62,240	103,035	52,613		217,888	23,176	11,570	21,924	26,358	83,028

Manganese and Ferrolloys Area — RDM (Adjusted and Unaudited)

Information						2005					2004
		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total

Quantity sold — external market — ferroalloys	MT (thousand)	34	57	50		141	37	31	39	38	145
Quantity sold — internal market — ferroalloys	MT (thousand)	36	41	33		110	45	47	40	42	174

Quantity sold — total	MT (thousand)	70	98	83		251	82	78	79	80	319

Quantity sold — external market — manganese	MT (thousand)	355	312	419		1,086	213	350	465	421	1,449
Quantity sold — internal market — manganese	MT (thousand)	69	68	76		213	72	72	61	78	283

Quantity sold — total	MT (thousand)	424	380	495		1,299	285	422	526	499	1,732

Average sales price — external market — ferroalloys	US$	1,477.75	799.63	599.86		892.31	713.01	1,006.84	1,151.05	1,229.41	1,028.98
Average sales price — internal market — ferroalloys	US$	1,010.90	1,385.38	717.24		1,062.38	700.76	1,038.88	1,484.10	1,496.32	1,164.20
Average sales price — total	US$	1,237.52	1,049.97	646.53		966.84	706.34	1,026.72	1,316.89	1,366.98	1,101.56

Average sales price — external market — manganese	US$	71.67	79.40	78.23		76.42	44.98	48.51	56.12	72.01	57.26
Average sales price — internal market — manganese	US$	72.19	72.64	76.16		73.75	45.15	55.80	54.94	53.41	52.25
Average sales price — total	US$	72.10	73.80	77.91		75.98	45.02	49.76	55.98	69.10	56.44

Long-term indebtedness, gross	US$	8,167	47,949	49,634		49,634	12,361	10,705	11,919	11,331	11,331
Short-term indebtedness, gross	US$	33,687	—	—		—	40,135	33,797	33,057	31,402	31,402

Total indebtedness, gross	US$	41,854	47,949	49,634		49,634	52,496	44,502	44,976	42,733	42,733

Stockholders’ equity	R$	684,388	708,553	704,962		704,962	657,722	751,433	879,256	866,779	866,779

Net operating revenues	R$	278,912	274,851	216,562		770,325	178,314	265,252	350,360	355,899	1,149,825
Cost of products	R$	(144,693)	(182,020)	(155,878)		(482,591)	(110,687)	(110,988)	(137,187)	(166,475)	(525,337)
Other expenses/revenues	R$	(13,036)	(33,637)	(57,147)		(103,820)	(25,763)	(23,025)	(38,393)	(73,153)	(160,334)
Depreciation, amortization and depletion	R$	6,187	6,652	6,164		19,003	5,545	5,293	6,745	5,942	23,525

EBITDA	R$	127,370	65,846	9,701		202,917	47,409	136,532	181,525	122,213	487,679
Depreciation, amortization and depletion	R$	(6,187)	(6,652)	(6,164)		(19,003)	(5,545)	(5,293)	(6,745)	(5,942)	(23,525)

EBIT	R$	121,183	59,194	3,537		183,914	41,864	131,239	174,780	116,271	464,154
Impairment	R$	1,984	(1,742)	—		242	—	—	184	(6,593)	(6,409)
Net financial results	R$	1,073	(26,429)	(7,095)		(32,451)	2,741	5,163	(14,834)	(12,716)	(19,646)

Income (loss) before income tax and social contribution	R$	124,240	31,023	(3,558)		151,705	44,605	136,402	160,130	96,962	438,099
Income tax and social contribution	R$	(31,287)	(6,857)	(34)		(38,178)	(5,829)	(42,691)	(41,643)	(24,634)	(114,797)

Net income (loss)	R$	92,953	24,166	(3,592)		113,527	38,776	93,711	118,487	72,328	323,302

Manganese and Ferrolloys Area — Urucum (Adjusted and Unaudited)

Information						2005					2004
		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total

Quantity sold — external market — iron ore	MT (thousand)	222	263	279		764	127	106	254	172	659
Quantity sold — internal market — iron ore	MT (thousand)	1	—	4		5	—	3	—	46	49

Quantity sold — total	MT (thousand)	223	263	283		769	127	109	254	218	708

Quantity sold — external market — manganese	MT (thousand)	26	50	7		83	22	4	39	56	121
Quantity sold — internal market — manganese	MT (thousand)	64	48	48		160	50	62	52	50	214

Quantity sold — total	MT (thousand)	90	98	55		243	72	66	91	106	335

Quantity sold — external market — ferroalloys	MT (thousand)	5	4	2		11	4	4	4	3	15
Quantity sold — internal market — ferroalloys	MT (thousand)	—	—	2		2	1	—	—	—	1

Quantity sold — total	MT (thousand)	5	4	4		13	5	4	4	3	16

Average sales price — external market — iron ore	US$	17.89	32.72	34.19		28.95	15.05	19.09	19.18	18.45	18.18
Average sales price — internal market — iron ore	US$	2.63	—	23.25		19.13	—	2.28	—	37.13	35.00
Average sales price — total	US$	17.85	32.72	34.04		28.89	15.05	18.63	19.18	22.39	19.34

Average sales price — external market — manganese	US$	115.85	98.34	124.86		106.06	49.84	54.87	45.72	45.33	46.59
Average sales price — internal market — manganese	US$	72.57	114.52	107.81		95.73	44.19	47.69	55.82	68.27	53.66
Average sales price — total	US$	85.16	106.27	109.98		99.29	45.92	48.10	51.53	56.10	51.09

Average sales price — external market — ferroalloys	US$	918.43	775.24	942.00		870.65	564.53	863.73	1,285.47	1,227.89	969.24
Average sales price — internal market — ferroalloys	US$	—	—	210.00		210.00	394.48	—	—	—	394.48
Average sales price — total	US$	918.43	775.24	576.00		769.01	546.44	863.73	1,285.47	1,227.89	938.29

Long-term indebtedness, gross	US$	12,391	16,597	18,773		18,773	—	3,014	807	8,058	8,058

Short-term indebtedness, gross	US$	—	—	—		—	3,577	1,012	1,340	—	—

Total indebtedness, gross	US$	12,391	16,597	18,773		18,773	3,577	4,026	2,147	8,058	8,058

Stockholders’ equity	R$	45,603	53,519	59,954		59,954	60,621	43,735	54,415	45,754	45,754

Net operating revenues	R$	41,203	50,192	42,251		133,646	21,070	23,911	39,832	39,650	124,463
Cost of products	R$	(18,685)	(18,609)	(16,705)		(53,999)	(11,132)	(10,784)	(14,550)	(19,444)	(55,910)
Other expenses/revenues	R$	(4,920)	(10,970)	(8,961)		(24,851)	(4,285)	(3,357)	(7,276)	(21,914)	(36,832)
Depreciation, amortization and depletion	R$	1,238	1,215	1,303		3,756	1,005	992	966	1,017	3,980

EBITDA	R$	18,836	21,828	17,888		58,552	6,658	10,762	18,972	(691)	35,701
Depreciation, amortization and depletion	R$	(1,238)	(1,215)	(1,303)		(3,756)	(1,005)	(992)	(966)	(1,017)	(3,980)

EBIT	R$	17,598	20,613	16,585		54,796	5,653	9,770	18,006	(1,708)	31,721
Impairment	R$	215	(934)	(171)		(890)	(562)	22	(2)	(1,294)	(1,836)
Net financial results	R$	(862)	(7,028)	(4,624)		(12,514)	(128)	(145)	(1,752)	(1,693)	(3,718)

Income before income tax and social contribution	R$	16,951	12,651	11,790		41,392	4,963	9,647	16,252	(4,695)	26,167
Income tax and social contribution	R$	(5,798)	(4,734)	(5,356)		(15,888)	(1,867)	(3,457)	(5,572)	130	(10,766)

Net income	R$	11,153	7,917	6,434		25,504	3,096	6,190	10,680	(4,565)	15,401

Manganese and Ferrolloys Area – RDME (Adjusted and Unaudited)

Information						2005					2004
		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total

Quantity sold — external market — Sinter	MT (thousands)	47	27	11		85	66	86	88	38	278
Quantity sold — external market — Manganese	MT (thousands)	45	6	28		79	55	33	68	15	171
Quantity sold — external market — Ferroalloys	MT (thousands)	50	51	38		139	64	41	47	41	193

Average sales price — external market — Sinter	US$	134.00	155.00	157.00		143.65	103.70	108.70	95.68	118.63	104.75
Average sales price — external market — Manganese	US$	122.00	139.00	147.93		132.48	73.22	78.16	100.35	83.18	85.84
Average sales price — external market — Ferroalloys	US$	1,049.00	739.00	571.87		804.82	588.12	954.98	1,213.38	1,295.42	968.57

Long-term indebtedness, gross	US$	2,732	2,367	2,169		2,169	3,000	3,000	3,000	3,000	3,000
Short-term indebtedness, gross	US$	14	881	87		87	4	4	4	4	4

Total indebtedness, gross	US$	2,746	3,248	2,256		2,256	3,004	3,004	3,004	3,004	3,004

Stockholders’ equity	R$	281,403	231,165	211,652		211,652	194,179	206,893	245,746	278,712	278,712

Net operating revenues	R$	181,526	126,629	86,801		394,956	146,972	165,435	208,483	166,802	687,692
Cost of products	R$	(151,958)	(120,506)	(87,526)		(359,990)	(134,464)	(155,673)	(133,591)	(114,832)	(538,560)
Other expenses/revenues	R$	(7,383)	(7,115)	(6,475)		(20,973)	(3,332)	(8,631)	(23,849)	(3,047)	(38,859)
Depreciation, amortization and depletion	R$	3,051	2,653	2,504		8,208	2,918	3,007	5,237	4,847	16,009

EBITDA	R$	25,236	1,661	(4,696)		22,201	12,094	4,138	56,280	53,770	126,282
Depreciation, amortization and depletion	R$	(3,051)	(2,653)	(2,504)		(8,208)	(2,918)	(3,007)	(5,237)	(4,847)	(16,009)

EBIT	R$	22,185	(992)	(7,200)		13,993	9,176	1,131	51,043	48,923	110,273
Gain/loss in translation of currency	R$	8	(844)	(1,312)		(2,148)	(18)	(657)	(1,008)	(4,774)	(6,457)
Net financial results	R$	(11)	35	(29,651)		(29,627)	2,318	—	4	69	2,391

Income before income tax and social contribution	R$	22,182	(1,801)	(38,163)		(17,782)	11,479	477	50,042	44,221	106,207
Income tax and social contribution	R$	(7,950)	(158)	2,288		(5,820)	(29)	(30)	(23)	(12,797)	(12,879)

Net income	R$	14,232	(1,959)	(35,875)		(23,602)	11,450	447	50,019	31,424	93,328

Steel Area — CSI (Adjusted and Unaudited)

Information						2005					2004
		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total

Quantity sold — total	MT (thousand)	448	428	459		1,335	566	530	558	452	2,106

Average sales price — total	US$	746.28	709.09	627.27		693.44	419.00	539.53	694.15	748.56	592.97

Stockholders’ equity	R$	776,618	762,004	682,873		682,873	629,306	754,072	785,282	822,210	822,210

Net operating revenues	R$	905,683	756,016	679,703		2,341,402	674,606	879,168	1,157,415	945,371	3,656,560
Cost of products	R$	(776,459)	(702,942)	(665,652)		(2,145,053)	(654,582)	(711,791)	(854,203)	(769,665)	(2,990,241)
Other expenses/revenues	R$	(18,796)	(7,023)	(11,076)		(36,895)	411	(424)	(1,638)	22	(1,629)
Depreciation, amortization and depletion	R$	18,054	14,958	16,598		49,610	19,709	18,141	18,605	17,352	73,807

EBITDA	R$	128,482	61,009	19,573		209,064	40,144	185,094	320,179	193,080	738,497
Depreciation, amortization and depletion	R$	(18,054)	(14,958)	(16,598)		(49,610)	(19,709)	(18,141)	(18,605)	(17,352)	(73,807)

EBIT	R$	110,428	46,051	2,975		159,454	20,435	166,953	301,574	175,728	664,690
Result of equity investments	R$	—	—	—		—	3,890	3,239	(16,637)	1,825	(7,683)
Gain/loss in translation currency	R$	4,975	(12,031)	(5,549)		(12,605)	(374)	2,341	(12,517)	(19,655)	(30,205)
Net financial results	R$	(9,162)	(7,077)	(6,592)		(22,831)	(15,399)	(34,228)	(51,998)	(13,837)	(115,462)

Income (loss) before income tax and social contribution	R$	106,241	26,943	(9,166)		124,018	8,552	138,305	220,422	144,061	511,340
Income tax and social contribution	R$	(43,737)	(14,829)	2,731		(55,835)	(3,670)	(55,801)	(95,606)	(66,023)	(221,100)

Net income (loss)	R$	62,504	12,114	(6,435)		68,183	4,882	82,504	124,816	78,038	290,240

Logistics Area — Docenave (Adjusted and Unaudited)

Information						2005					2004
		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total

Maritime transport — external market
Bulk transportation	MT (thousands)	889	881	777		2,547	1,426	1,430	1,047	1,228	5,131
General cargo (Containers-TEUS)	TEUS	9,888	8,845	8,907		27,640	7,444	8,674	10,194	10,991	37,303
Ports services	Operation	556	804	991		2,351	698	623	617	819	2,757

Maritime transport — internal market
Bulk transportation	MT (thousands)	345	291	330		966	129	495	573	411	1,608
General cargo (Containers-TEUS)	TEUS	13,826	12,964	14,288		41,078	14,532	15,916	15,895	15,064	61,407
Ports services	Operation	1,126	968	899		2,993	912	986	1,135	926	3,959

Average sales price — external market
Bulk transportation	US$	15.55	11.25	14.89		13.86	10.83	11.83	16.47	16.21	13.55
General cargo (Containers-TEUS)	US$	616.40	753.31	713.37		691.46	569.99	585.77	605.55	778.73	644.88
Ports services	US$	3,453.24	3,075.23	3,112.53		3,180.35	3,005.73	3,321.03	3,414.91	3,063.49	3,185.71

Average sales price — internal market
Bulk transportation	US$	9.88	7.56	7.00		8.20	3.81	8.37	7.23	11.68	8.44
General cargo (Containers-TEUS)	US$	817.37	865.17	893.48		858.93	594.62	619.63	681.54	628.98	632.03
Ports services	US$	3,449.38	3,931.46	4,362.93		3,879.70	3,003.29	3,294.12	3,376.21	3,019.44	3,186.41

Long-term indebtedness, gross	US$	387	257	168		168	908	768	639	512	512
Short-term indebtedness, gross	US$	502	502	502		502	502	502	502	502	502

Total indebtedness, gross	US$	889	759	670		670	1,410	1,270	1,141	1,014	1,014

Stockholders’ equity	R$	265,580	267,790	283,742		283,742	258,815	297,633	318,692	242,430	242,430

Net operating revenues	R$	103,619	86,196	90,220		280,035	95,843	118,536	130,790	129,719	474,888
Cost of products	R$	(63,711)	(53,785)	(56,898)		(174,394)	(77,858)	(78,900)	(90,570)	(96,943)	(344,271)
Other expenses/revenues	R$	(4,332)	(992)	(4,779)		(10,103)	(7,670)	(5,949)	(5,223)	(16,963)	(35,805)
Depreciation	R$	2,593	2,359	2,146		7,098	396	2,940	1,711	1,119	6,166

EBITDA	R$	38,169	33,778	30,689		102,636	10,711	36,627	36,708	16,932	100,978
Depreciation	R$	(2,593)	(2,359)	(2,146)		(7,098)	(396)	(2,940)	(1,711)	(1,119)	(6,166)

EBIT	R$	35,576	31,419	28,543		95,538	10,315	33,687	34,997	15,813	94,812
Minority Interests	R$	—	—	—		—	—	—	—	—	—
Write-down of assets	R$	1,164	(32,937)	(9,552)		(41,325)	—	—	—	—	—
Impairment	R$	38	(3)	62		97	—	(4)	—	(194)	(198)
Net financial results	R$	3,755	11,395	5,688		20,838	13,111	13,976	(6,453)	(9,211)	11,423

Income (loss) before income tax and social contribution	R$	40,533	9,874	24,741		75,148	23,426	47,659	28,544	6,408	106,037
Income tax and social contribution	R$	(11,097)	(7,664)	(8,788)		(27,549)	(3,759)	(1,121)	(7,485)	(1,837)	(14,202)

Net income (loss)	R$	29,436	2,210	15,953		47,599	19,667	46,538	21,059	4,571	91,835

Logistics Area — FCA (Adjusted and Unaudited)

Information						2005					2004
		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total

Quantity sold — internal market	MT (thousands)	6,103	7,416	7,616		21,135	5,807	6,943	6,931	7,086	26,767

Average sales price — internal market	R$	26.20	30.09	31.18		29.36	22.77	24.95	26.19	24.99	24.81

Long-term indebtedness, gross	US$	126,802	135,643	133,603		133,603	110,691	106,705	108,645	134,044	134,044
Short-term indebtedness, gross	US$	—	—	—		—	17,713	17,849	18,291	—	—

Total indebtedness, gross	US$	126,802	135,643	133,603		133,603	128,404	124,554	126,936	134,044	134,044

Stockholders’ equity	R$	23,610	39,630	(36,567)		(36,567)	108,025	81,852	72,660	38,841	38,841

Net operating revenues	R$	131,331	187,382	198,298		517,011	112,859	142,963	151,559	145,436	552,817
Cost of products	R$	(147,696)	(175,948)	(192,189)		(515,833)	(130,325)	(132,242)	(150,482)	(158,507)	(571,556)
Other expenses/revenues	R$	95	(16,502)	(53,402)		(69,809)	3,783	(12,829)	(13,279)	(21,628)	(43,953)
Depreciation, amortization and depletion	R$	12,832	15,009	17,932		45,773	10,003	9,401	11,797	13,634	44,835

EBITDA	R$	(3,438)	9,941	(29,361)		(22,858)	(3,680)	7,293	(405)	(21,065)	(17,857)
Depreciation, amortization and depletion	R$	(12,832)	(15,009)	(17,932)		(45,773)	(10,003)	(9,401)	(11,797)	(13,634)	(44,835)

EBIT	R$	(16,270)	(5,068)	(47,293)		(68,631)	(13,683)	(2,108)	(12,202)	(34,699)	(62,692)
Net financial results	R$	1,038	21,043	(28,905)		(6,824)	(12,019)	(24,065)	3,010	881	(32,193)

Income before income tax and social contribution	R$	(15,232)	15,975	(76,198)		(75,455)	(25,702)	(26,173)	(9,192)	(33,818)	(94,885)
Income tax and social contribution	R$		46	—		46	—	—	—	—

Net income (loss)	R$	(15,232)	16,021	(76,198)		(75,409)	(25,702)	(26,173)	(9,192)	(33,818)	(94,885)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

Date: November 15, 2005
	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer